Exhibit 99.3

FINANCIAL RESULTS

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The Bank’s management is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of The Toronto-Dominion Bank and related financial information presented in this Annual Report. Canadian generally accepted accounting principles as well as the requirements of the Bank Act and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.
The Bank’s accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.
Management has assessed the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2007 using the framework found in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at October 31, 2007 the Bank’s internal control over financial reporting is effective.
The Bank’s Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management’s responsibilities for the financial reporting and internal control systems.
The Bank’s Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.
The Superintendent of Financial Institutions Canada makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in a sound financial condition.
Ernst & Young LLP, the shareholders’ auditors, have audited the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2007 in addition to auditing the Bank’s Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on pages 76 and 77. Ernst & Young have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom such as comments they may have on the fairness of financial reporting and the adequacy of internal controls.

W. Edmund Clark	Colleen M. Johnston
President and	Group Head Finance and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
November 28, 2007

INDEPENDENT AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2007 and 2006 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board, United States (PCAOB). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
As explained in Note 1 to the consolidated financial statements, in 2007, The Toronto-Dominion Bank adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA“) handbook sections 3855 “Financial Instruments - Recognition and Measurement“, 3865 “Hedges“, 1530 “Comprehensive Income“, and 3251 “Equity“.
We have also audited, in accordance with the standards of the PCAOB, the effectiveness of The Toronto-Dominion Bank’s internal control over financial reporting as at October 31, 2007 based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 28, 2007 expressed an unqualified opinion thereon.
The consolidated financial statements for the year ended October 31, 2005 were audited in accordance with Canadian generally accepted auditing standards by Ernst and Young LLP and PricewaterhouseCoopers LLP who expressed an opinion thereon without reservation in their report dated November 22, 2005.

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
November 28, 2007

76	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

We have audited the effectiveness of The Toronto-Dominion Bank’s internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Toronto-Dominion Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting contained in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007, based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, the Consolidated Balance Sheets of The Toronto-Dominion Bank as at October 31, 2007 and 2006 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows for the years ended October 31, 2007 and 2006 of The Toronto-Dominion Bank and our report dated November 28, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
November 28, 2007

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	77

Consolidated Balance Sheet

As at October 31
(millions of Canadian dollars)	2007	2006
ASSETS
Cash and due from banks	$1,790	$2,019
Interest-bearing deposits with banks	14,746	8,763
	16,536	10,782
Securities (Note 2)
Trading	77,637	77,482
Designated as trading under the fair value option	2,012	-
Available-for-sale	35,650	-
Held-to-maturity	7,737	-
Investment	-	46,976
	123,036	124,458
Securities purchased under reverse repurchase agreements	27,648	30,961
Loans (Note 3)
Residential mortgages	58,485	53,425
Consumer installment and other personal	67,532	63,130
Credit card	5,700	4,856
Business and government	44,258	40,514
Business and government loans designated as trading under the fair value option	1,235	-
	177,210	161,925
Allowance for credit losses	(1,295)	(1,317)
Loans, net of allowance for credit losses	175,915	160,608
Other
Customers’ liability under acceptances	9,279	8,676
Investment in TD Ameritrade (Note 28)	4,515	4,379
Trading derivatives (Note 24)	36,052	27,845
Goodwill (Note 5)	7,918	7,396
Other intangibles (Note 5)	2,104	1,946
Land, buildings and equipment (Note 7)	1,822	1,862
Other assets (Note 8)	17,299	14,001
	78,989	66,105
Total assets	$422,124	$392,914
LIABILITIES
Deposits (Note 9)
Personal	$147,561	$146,636
Banks	10,162	14,186
Business and government	73,322	100,085
Trading	45,348	-
	276,393	260,907
Other
Acceptances	9,279	8,676
Obligations related to securities sold short (Note 2)	24,195	27,113
Obligations related to securities sold under repurchase agreements (Note 2)	16,574	18,655
Trading derivatives (Note 24)	39,028	29,337
Other liabilities (Note 10)	23,829	17,461
	112,905	101,242
Subordinated notes and debentures (Note 11)	9,449	6,900
Liabilities for preferred shares and capital trust securities (Note 12)	1,449	1,794
Non-controlling interests in subsidiaries (Notes 11, 28)	524	2,439
Contingent liabilities, commitments and guarantees (Note 25)

SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: 2007 - 717.8 and 2006 - 717.4) (Note 13)	6,577	6,334
Preferred shares (millions of shares issued and outstanding: 2007 - 17.0 and 2006 - 17.0) (Note 13)	425	425
Contributed surplus	119	66
Retained earnings	15,954	13,725
Accumulated other comprehensive income (loss)	(1,671)	(918)
	21,404	19,632
Total liabilities and shareholders’ equity	$422,124	$392,914

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

W. Edmund Clark	Hugh J. Bolton
President and	Chair, Audit Committee
Chief Executive Officer

78	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

Consolidated Statement of Income

For the years ended October 31
(millions of Canadian dollars)	2007	2006	2005
Interest income
Loans	$12,729	$10,832	$8,322
Securities
Dividends	928	837	927
Interest	3,838	3,598	3,112
Deposits with banks	357	302	415
	17,852	15,569	12,776
Interest expense
Deposits	8,247	7,081	5,129
Subordinated notes and debentures	484	388	328
Preferred shares and capital trust securities (Note 12)	109	126	147
Other liabilities	2,088	1,603	1,164
	10,928	9,198	6,768
Net interest income	6,924	6,371	6,008
Other income
Investment and securities services	2,400	2,259	2,479
Credit fees	420	371	343
Net securities gains (Note 2)	326	305	242
Trading income (Note 17)	591	797	147
Income (loss) from financial instruments designated as trading
under the fair value option	(55)	-	-
Service charges	1,019	937	787
Loan securitizations (Note 4)	397	346	414
Card services	457	383	279
Insurance, net of claims (Note 18)	1,005	896	826
Trust fees	133	130	111
Other (Note 28e)	664	397	323
	7,357	6,821	5,951
Total revenue	14,281	13,192	11,959
Provision for credit losses (Note 3)	645	409	55
Non-interest expenses
Salaries and employee benefits (Note 16)	4,606	4,485	4,218
Occupancy, including depreciation	736	701	676
Equipment, including depreciation	614	599	609
Amortization of other intangibles (Note 5)	499	505	546
Restructuring costs (Note 19)	67	50	43
Marketing and business development	445	470	469
Brokerage-related fees	233	222	263
Professional and advisory services	488	540	519
Communications	193	201	205
Other (Note 25)	1,094	1,042	1,296
	8,975	8,815	8,844
Dilution gain, net (Note 28)	-	1,559	-
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	4,661	5,527	3,060
Provision for income taxes (Note 20)	853	874	699
Non-controlling interests in subsidiaries, net of income taxes	95	184	132
Equity in net income of an associated company, net of income taxes (Note 28)	284	134	-
Net income	3,997	4,603	2,229
Preferred dividends	20	22	-
Net income available to common shareholders	$3,977	$4,581	$2,229
Average number of common shares outstanding (millions) (Note 21)
Basic	718.6	716.8	691.3
Diluted	725.5	723.0	696.9
Earnings per share (in dollars) (Note 21)
Basic	$5.53	$6.39	$3.22
Diluted	5.48	6.34	3.20
Dividends per share (in dollars)	2.11	1.78	1.58

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	79

Consolidated Statement of Changes in Shareholders’ Equity

For the years ended October 31
(millions of Canadian dollars)	2007	2006	2005
Common shares (Note 13)
Balance at beginning of year	$6,334	$5,872	$3,373
Proceeds from shares issued on exercise of options	173	119	125
Shares issued as a result of dividend reinvestment plan	85	328	380
Impact of shares (acquired) sold in Wholesale Banking	30	(20)	6
Repurchase of common shares	(45)	(35)	-
Issued on acquisition of TD Banknorth (Note 28)	-	-	1,988
Issued on acquisition of VFC (Note 28)	-	70	-
Balance at end of year	6,577	6,334	5,872
Preferred shares
Balance at beginning of year	425	-	-
Shares issued (Note 13)	-	425	-
Balance at end of year	425	425	-
Contributed surplus
Balance at beginning of year	66	40	20
Stock options (Note 15)	1	26	20
Conversion of TD Banknorth options on privatization (Note 15)	52	-	-
Balance at end of year	119	66	40
Retained earnings
Balance at beginning of year	13,725	10,650	9,540
Transition adjustment on adoption of Financial Instruments standards (Note 1)	80	-	-
Net income	3,997	4,603	2,229
Common dividends	(1,517)	(1,278)	(1,098)
Preferred dividends	(20)	(22)	-
Premium paid on repurchase of common shares	(311)	(229)	-
Other	-	1	(21)
Balance at end of year	15,954	13,725	10,650
Accumulated other comprehensive income (loss), net of income taxes (Note 14)
Balance at beginning of year	(918)	(696)	(265)
Transition adjustment on adoption of Financial Instrument standards (Note 1)	426	-	-
Other comprehensive income (loss) for the period	(1,179)	(222)	(431)
Balance at end of year	(1,671)	(918)	(696)
Total shareholders’ equity	$21,404	$19,632	$15,866

Consolidated Statement of Comprehensive Income

For the years ended October 31
(millions of Canadian dollars)	2007	2006	2005
Net income	$3,997	$4,603	$2,229
Other comprehensive income (loss), net of income taxes
Change in unrealized gains and (losses) on available-for-sale securities, net of hedging activites[1]	159	-	-
Reclassification to earnings in respect of available-for-sale securities[2]	(53)	-	-
Change in foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities[3,4]	(1,155)	(222)	(431)
Change in gains and (losses) on derivative instruments designated as cash flow hedges[5]	(170)	-	-
Reclassification to earnings of losses on cash flow hedges[6]	40	-	-
Other comprehensive income for the year	(1,179)	(222)	(431)
Comprehensive income for the year	$2,818	$4,381	$1,798

[1] Net of income tax expense of $94 million.
[2] Net of income tax expense of $32 million.
[3] Net of income tax expense of $909 million (2006 - $209 million; 2005 - $141 million).
[4] Includes $1,864 million of after-tax gains (losses) arising from hedges of the Bank’s investment in foreign operations (2006 - $432 million; 2005 - $287 million).
[5] Net of income tax benefit of $91 million.
[6] Net of income tax benefit of $22 million.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

80	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

Consolidated Statement of Cash Flows

For the years ended October 31
(millions of Canadian dollars)	2007	2006	2005
Cash flows from (used in) operating activities
Net income	$3,997	$4,603	$2,229
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	645	409	55
Restructuring costs	67	50	43
Depreciation (Note 7)	362	343	322
Amortization of other intangibles	499	505	546
Stock options	53	26	20
Dilution gain, net	-	(1,559)	-
Net securities gains	(326)	(305)	(242)
Net gain on securitizations	(141)	(119)	(166)
Equity in net income of an associated company	(284)	(134)	-
Non-controlling interests	95	184	132
Future income taxes (Note 20)	244	(17)	(261)
Changes in operating assets and liabilities
Current income taxes payable	558	88	2
Interest receivable and payable (Note 8, 10)	(296)	(146)	588
Trading securities	(2,167)	(11,707)	1,118
Unrealized gains and amounts receivable on derivatives contracts	(8,207)	5,806	46
Unrealized losses and amounts payable on derivatives contracts	9,691	(4,161)	(375)
Other	(736)	(252)	1,205
Net cash from (used in) operating activities	4,054	(6,386)	5,262
Cash flows from (used in) financing activities
Change in deposits	14,154	9,246	11,169
Securities sold under repurchase agreements	(2,081)	6,665	1,438
Securities sold short	(2,918)	2,707	5,305
Issue of subordinated notes and debentures	4,072	2,341	270
Repayment of subordinated notes and debentures	(1,399)	(978)	(1,419)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	4	8	(3)
Liability for preferred shares and capital trust securities	(345)	(1)	(765)
Translation adjustment on subordinated notes and debentures issued in a foreign currency	(128)	(45)	(24)
Common shares issued on exercise of options	173	119	125
Common shares (acquired) sold in Wholesale Banking	30	(20)	6
Repurchase of common shares	(45)	(35)	-
Dividends paid in cash on common shares	(1,432)	(950)	(718)
Premium paid on common shares repurchased	(311)	(229)	-
Issuance of preferred shares	-	425	-
Dividends paid on preferred shares	(20)	(22)	-
Net cash from financing activities	9,754	19,231	15,384
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(5,983)	2,982	(4,111)
Activity in available-for-sale, held-to-maturity and investment securities:
Purchases	(96,846)	(132,903)	(211,782)
Proceeds from maturities	92,880	112,962	193,415
Proceeds from sales	10,372	18,599	14,010
Activity in lending activities:
Origination and acquisitions	(150,671)	(132,864)	(78,655)
Proceeds from maturities	122,509	113,477	62,956
Proceeds from sales	5,084	2,691	4,541
Proceeds from loan securitizations (Note 4)	9,937	9,939	7,365
Land, buildings and equipment	(322)	(494)	(814)
Securities purchased under reverse repurchase agreements	3,313	(4,578)	(4,487)
TD Banknorth share repurchase program (Note 28)	-	(290)	(603)
Acquisitions and dispositions less cash and cash equivalents acquired (Note 28)	(4,139)	(1,980)	(2,184)
Net cash used in investing activities	(13,866)	(12,459)	(20,349)
Effect of exchange rate changes on cash and cash equivalents	(171)	(40)	(28)
Net increase (decrease) in cash and cash equivalents	(229)	346	269
Cash and cash equivalents at beginning of year	2,019	1,673	1,404
Cash and cash equivalents at end of year, represented by cash and due from banks	$1,790	$2,019	$1,673
Supplementary disclosure of cash flow information
Amount of interest paid during the year	$10,947	$9,085	$6,433
Amount of income taxes paid during the year	1,099	968	968

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	81

Notes to Consolidated Financial Statements

N O T E 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BANK ACT
The accompanying Consolidated Financial Statements and accounting principles followed by The Toronto-Dominion Bank (the Bank), including the accounting requirements of the Superintendent of Financial Institutions Canada, conform with Canadian generally accepted accounting principles (GAAP).
The significant accounting policies and practices followed by the Bank are:

BASIS OF CONSOLIDATION
The Consolidated Financial Statements include the assets, liabilities, results of operations and cash flows of subsidiaries and certain variable interest entities (VIEs) after elimination of intercompany transactions and balances. Subsidiaries are corporations or other legal entities controlled by the Bank. The financial position and results of operations of TD Banknorth Inc. (TD Banknorth) are consolidated on a one month lag basis. The Bank uses the purchase method to account for all business acquisitions.
When the Bank does not own all of the equity of the subsidiary, the minority shareholders’ interest is disclosed in the Consolidated Balance Sheet as non-controlling interest in subsidiaries and the income accruing to the minority interest holders, net of tax, is disclosed as a separate line item in the Consolidated Statement of Income.
The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank’s specific pro-rata share of assets, liabilities, income and expenses is consolidated.
Entities over which the Bank has significant influence are accounted for using the equity method of accounting. The Bank’s share of earnings, gains and losses realized on disposition and write-downs to reflect other-than-temporary impairment in the value of such entities is reported in the Consolidated Statement of Income.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions based on information available as at the date of the financial statements. Actual results could materially differ from those estimates. Loan losses, fair value of financial instruments, consolidation of VIEs, income taxes, securitizations, valuation of goodwill and other intangibles, pensions and post-retirement benefits and contingent liabilities are areas where management makes significant estimates and assumptions in determining the amounts to be recorded in the Consolidated Financial Statements.

TRANSLATION OF FOREIGN CURRENCIES
Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Foreign currency income and expenses are translated at average exchange rates prevailing throughout the year. Unrealized translation gains and losses and all realized gains and losses are included in other income except for available-for-sale securities where unrealized translation gain and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.
For self-sustaining foreign currency denominated operations, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the year. Unrealized translation gains and losses relating to the Bank’s self-sustaining operations, net of any offsetting gains or losses arising from hedges of these positions, and applicable income taxes, are included in other comprehensive income in shareholders’ equity. On disposal of these investments, the accumulated translation gain or loss is included in other income.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and amounts due from banks. These deposits are issued by investment grade financial institutions.

REVENUE RECOGNITION
Investment and securities services includes asset management, administration and commission fees, and investment banking fees. Asset management, administration and commissions fees from investment management and related services, custody and institutional trust services and brokerage services are all recognized over the period in which the related service is rendered. Investment banking fees include advisory fees, which are recognized as income when earned, and underwriting fees, net of syndicate expenses, which are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.
Card services include interchange income from credit and debit cards, annual fees and servicing fees in connection with securitization activities. Fee income is recognized as earned, except for annual fees, which are recognized over a 12-month period.

CHANGES IN ACCOUNTING POLICIES
Financial Instruments
The Bank adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 3861, Financial Instruments - Disclosure and Presentation; Section 1530, Comprehensive Income; and Section 3251, Equity on November 1, 2006. The adoption of these new Financial Instruments standards resulted in changes in the accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income as described below. The comparative Consolidated Financial Statements have not been restated as a result of the adoption of the standards. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

(a) Financial Assets and Financial Liabilities
Prior to the adoption of the new standards, the Bank classified all of its financial assets as trading securities, investment securities or loans and receivables. Trading securities were recorded at fair value. Investment securities were recorded at cost or amortized cost, net of any adjustment for other-than-temporary impairment. Loans and receivables were recorded at amortized cost using the effective interest rate method. All of the Bank’s financial liabilities, except those classified as trading and short positions in securities, were recorded on an accrual basis.
Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition. Financial assets purchased and sold, where the contract requires the asset to be delivered within an established time frame, are recognized on a trade-date basis. Transaction costs are recognized immediately in income or are capitalized, depending upon the nature of the transaction and the associated product.

82	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

The impact on the Bank of adopting these new accounting policies on November 1, 2006 is described as follows:

Trading
On transition, investments totalling $76.4 billion, previously disclosed as trading securities in the audited Consolidated Financial Statements for the year ended October 31, 2006, were classified as trading on November 1, 2006.
Retained interests in securitizations with a carrying value of $216 million, previously recorded at amortized cost, were classified to trading securities. Certain deposit liabilities totaling $35.5 billion were also classified as trading.

Available-for-sale
On transition, investments totalling $34.8 billion, previously disclosed as investment securities in the audited Consolidated Financial Statements for the year ended October 31, 2006, were classified as available-for-sale on November 1, 2006. The change in accounting policy related to other-than-temporary impairment was not material.

Held-to-maturity
Investments totalling $10.1 billion were reclassified from investment securities to held-to-maturity securities on November 1, 2006. Bonds totalling $1.1 billion were reclassified from trading securities to held-to-maturity securities on November 1, 2006.

Loans
This classification is consistent with the classification under the prior accounting standards.

Financial assets and financial liabilities designated as trading under the fair value option
On transition, the Bank designated $2.0 billion of financial assets as trading under the fair value option. These assets had been classified as investment securities under the previous accounting standards.

(b) Derivatives and Hedge Accounting
Embedded Derivatives
Derivatives may be embedded in other financial instruments (the “host instrument”). Prior to the adoption of the new accounting standards on November 1, 2006, such embedded derivatives were not accounted for separately from the host instrument, except in the case of derivatives embedded in principal protected equity-linked deposit contracts. Under the new standards, embedded derivatives are treated as separate contracts when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated as trading under the fair value option. These embedded derivatives are measured at fair value with subsequent changes recognized in trading income.
The impact of the change in accounting policy related to embedded derivatives was not material.

Hedge Accounting
Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis. As discussed in Note 24, under the new standards, all derivatives are recorded at fair value and specific guidance on hedge accounting, including the measurement and recording of hedge ineffectiveness, is now provided.
   Upon adoption of the new standards, the Bank recorded a net increase in derivative liabilities designated as fair value hedges of $3 million, an increase of $14 million in loans and an increase of $11 million in deposits. Also, the Bank recorded a net increase in derivative assets of $212 million designated as cash flow hedges and an increase of $212 million pre-tax in accumulated other comprehensive income.
The adoption of the new standards resulted in the reclassification of $918 million relating to the hedges of net investments in foreign operations, previously recorded in the foreign currency translation adjustment account, to opening accumulated other comprehensive income.
The following table summarizes the adjustments required to adopt the new standards on November 1, 2006.

Transition Adjustments, Net of Income Taxes

			Accumulated other
	Retained earnings		comprehensive income
(millions of Canadian dollars)	Gross	Net of income taxes	Gross	Net of income taxes
Classification of securities as available-for-sale	$-	$-	$440	$287
Classification of securities as trading	76	50	-	-
Designation of securities as trading under the fair value option	7	4	-	-
Reversal of transition balances deferred upon adoption of AcG-13	37	25	-	-
Cash flow hedges	-	-	212	139
Other	(4)	1	-	-
Total	$116	$80	$652	$426

There were no other changes in the Bank’s accounting policies during the year.

COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with the presentation adopted in 2007.

SPECIFIC ACCOUNTING POLICIES
To facilitate a better understanding of the Bank’s Consolidated Financial Statements, significant accounting policies are disclosed in the notes, where applicable, with related financial disclosures. A listing of all the notes is as follows:

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	83

Note	Topic	Page
2	Securities	84
3	Loans, Impaired Loans and Allowance for Credit Losses	89
4	Loan Securitizations	90
5	Goodwill and Other Intangibles	92
6	Variable Interest Entities	93
7	Land, Buildings and Equipment	93
8	Other Assets	94
9	Deposits	94
10	Other Liabilities	94
11	Subordinated Notes and Debentures	95
12	Liabilities for Preferred Shares and Capital Trust Securities	95
13	Share Capital	97
14	Accumulated Other Comprehensive Income	98
15	Stock-based Compensation	98
16	Employee Future Benefits	100
17	Trading-related Income	104
18	Insurance	104
19	Restructuring Costs	104
20	Income Taxes	105
21	Earnings Per Share	106
22	Fair Value of Financial Instruments	107
23	Interest Rate Risk	108
24	Derivative Financial Instruments	110
25	Contingent Liabilities, Commitments and Guarantees	115
26	Concentration of Credit Risk	117
27	Segmented Information	117
28	Acquisitions, Dispositions and Other	119
29	Related Party Transactions	121
30	Subsequent Events	121

FUTURE ACCOUNTING AND REPORTING CHANGES
Capital Disclosures
The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Bank beginning November 1, 2007.

Financial Instruments
The CICA issued two new accounting standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, which apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. These new standards are effective for the Bank beginning November 1, 2007.

Accounting for Transaction Costs of Financial Instruments Classified Other Than as Held For Trading
On June 1, 2007 the EIC issued EIC-166, Accounting Policy Choice for Transaction Costs. The purpose of issuing this abstract was to provide clarity around applying accounting guidance related to transaction costs that was promulgated in Section 3855. More specifically the abstract contemplated whether an entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than as held for trading or whether these transaction costs may be recognized in net income for certain of these financial assets and liabilities and added to the carrying amount for other financial assets and liabilities. The consensus reached in this abstract is effective for all financial instrument transaction costs incurred beginning November 1, 2007. The new guidance is not expected to have a material effect on the financial position or earnings of the Bank.

N O T E 2	SECURITIES

SECURITIES
As described in Note 1, effective November 1, 2006, the Bank classified all financial assets and financial liabilities pursuant to the requirements of Section 3855 on a prospective basis.

Trading
Financial assets and financial liabilities purchased and incurred with the intention of generating profits in the near term are recorded on a trade date basis and are classified as trading. Transaction costs are expensed as incurred. These financial instruments are accounted for at fair value with the change in fair value as well as any gains or losses realized on disposal recognized in trading income. Fair value is determined based on quoted market prices or, where market prices are not readily available, quoted market prices for similar securities, other third-party evidence or by using another valuation technique. Dividends and interest income is recognized on the accrual basis and is included in interest income. This classification and associated accounting is largely consistent with the prior accounting standards.

Non-trading
Under the previous accounting standards, the Bank classified all non-trading securities as investment securities. Investment securities comprised debt and equity securities purchased with the intention of holding for a period of time in accordance with the Bank’s originally established investment objectives and were generally sold only in response to changes in investment objectives arising from changing market conditions. Investment securities included investments in the merchant banking portfolio that were not publicly traded and were generally held for longer terms than most other securities. Equity securities were carried at cost and debt securities at amortized cost, adjusted to net realizable value to recognize other-than-temporary impairment. Realized gains and losses on disposal, determined on an average cost basis, and write-downs to net realizable value to reflect other-than-temporary impairments in value were included in net investment securities gains losses. Realized and unrealized gains and losses on securities used in hedging activities were included in income in the same period as the income from the items hedged.
   Under the new rules effective November 1, 2006, these securities were classified into new categories driven by the purpose for which the financial instruments were acquired and their characteristics. The new categories and associated accounting policies are described as follows:

Securities Designated as Trading Under the Fair Value Option
Pursuant to Section 3855, a new classification of financial assets and financial liabilities is permitted. Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, meet one or more of the criteria set out below, and are so designated by the Bank. Financial instruments designated as trading under the fair value option are accounted for at fair value with the change in the fair value recognized in income from financial instruments designated as trading under the fair value option. Any interest or dividends earned from these financial instruments are recognized in interest income.
The Bank may designate financial assets and financial liabilities as trading when the designation:
(i)
eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains and losses on them, on different bases; or

(ii)
applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis.

84	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

Upon adoption of the new accounting rules certain securities that support insurance reserves within some of the Bank’s insurance subsidiaries have been designated as trading under the fair value option. The actuarial valuation of the insurance reserve is based on a discount factor using a weighted average yield, with changes in the discount factor being recorded in the Consolidated Statement of Income. By designating the securities as trading under the fair value option, the unrealized gain or loss on the securities will be recognized in the Consolidated Statement of Income along with the variation in the discounting of insurance reserves thereby reducing the accounting mismatch.

Available-for-sale
Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Gains and losses realized on disposal of available-for-sale securities, which are calculated on an average cost basis, are recognized in net securities gains in other income. Dividends and interest income are recognized on the accrual basis and are included in interest income.

Held-to-maturity
Securities that have a fixed maturity date, where the Bank intends and has the ability to hold to maturity, are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. Interest income is recognized on the accrual basis and is included in interest income.

SECURITIES PURCHASED UNDER REVERSE REPURCHASE AGREEMENTS AND SOLD UNDER REPURCHASE AGREEMENTS
Securities purchased under reverse repurchase agreements consist of the purchase of a security with the commitment by the Bank to resell the security to the original seller at a specified price. Securities sold under repurchase agreements consist of the sale of a security with the commitment by the Bank to repurchase the security at a specified price. Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are carried at amortized cost on the Consolidated Balance Sheet. The difference between the sale price and the agreed repurchase price on a repurchase agreement is recorded as interest expense. Conversely, the difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as interest income. The Bank takes possession of the underlying collateral, monitors its market value relative to the amounts due under the agreements and when necessary, requires transfer of additional collateral or reduction in the security balance to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate the collateral held.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	85

Securities Maturity Schedule
(millions of Canadian dollars)	Remaining term to maturity[1]

						With no
	Within	1 to 3	3 to 5	5 to 10	Over 10	specific	2007	2006
	1 year	years	years	years	years	maturity	Total	Total
Trading securities
Government and government-insured securities
Canada	$1,607	$862	$1,728	$592	$1,372	$-	$6,161	$8,994
Provinces	489	309	286	799	921	-	2,804	2,479
	2,096	1,171	2,014	1,391	2,293	-	8,965	11,473
Other debt securities
Canadian issuers	175	608	972	969	1,051	-	3,775	3,326
U.S. Federal Government	82	291	98	118	40	-	629	1,192
Other foreign governments	502	380	113	279	111	-	1,385	2,601
Other issuers	8,326	5,162	5,395	4,919	1,839	-	25,641	23,183
	9,085	6,441	6,578	6,285	3,041	-	31,430	30,302
Equity securities
Preferred shares	-	-	-	-	9	104	113	132
Common shares	-	-	-	-	-	37,129	37,129	35,575
	-	-	-	-	9	37,233	37,242	35,707
Total trading securities	$11,181	$7,612	$8,592	$7,676	$5,343	$37,233	$77,637	$77,482

Securities designated as trading under the fair value option
Government and government-insured securities
Canada	$315	$151	$36	$33	$3	$-	$538	$-
Mortgage-backed securities	983	-	-	-	-	-	983	-
	1,298	151	36	33	3	-	1,521	-
Provinces	31	115	9	8	6	-	169	-
	1,329	266	45	41	9	-	1,690	-
Other debt securities
Canadian issuers	28	126	12	-	7	-	173	-
U.S. Federal Government	-	-	-	-	-	-	-	-
Other foreign governments	-	-	-	-	-	-	-	-
Other issuers	50	-	-	-	-	-	50	-
	78	126	12	-	7	-	223	-
Equity securities
Preferred shares	-	-	-	-	-	2	2	-
Common shares	-	-	-	-	-	97	97	-
Total securities designated as trading under the fair value option	$1,407	$392	$57	$41	$16	$99	$2,012	$-

Available-for-sale securities
Government and government-insured securities
Canada	$4,636	$31	$88	$72	$-	$-	$4,827	$-
Mortgage-backed securities	2,253	6,932	11,962	-	-	-	21,147	-
	6,889	6,963	12,050	72	-	-	25,974	-
Provinces	-	9	57	137	-	-	203	-
	6,889	6,972	12,107	209	-	-	26,177	-
Other debt securities
Canadian issuers	40	145	248	198	-	-	631	-
U.S. Federal Government	1,089	684	193	557	1,877	-	4,400	-
Other foreign governments	8	3	3	-	-	-	14	-
Other issuers	193	8	-	76	24	-	301	-
	1,330	840	444	831	1,901	-	5,346	-
Equity securities
Preferred shares	37	113	147	-	-	216	513	-
Common shares	-	-	-	-	-	3,614	3,614	-
	37	113	147	-	-	3,830	4,127	-
Total available-for-sale securities	$8,256	$7,925	$12,698	$1,040	$1,901	$3,830	$35,650	$-
[1]	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

86	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

Securities Maturity Schedule
(millions of Canadian dollars)	Remaining term to maturity[1]

						With no
	Within	1 to 3	3 to 5	5 to 10	Over 10	specific	2007	2006
	1 year	years	years	years	years	maturity	Total	Total
Held-to-maturity securities
Government and government-insured securities
Canada	$245	$22	$-	$-	$-	$-	$267	$-
Mortgage-backed securities	-	-	-	-	-	-	-	-
	245	22	-	-	-	-	267	-
Provinces	-	-	-	-	-	-	-	-
	245	22	-	-	-	-	267	-
Other debt securities
Canadian issuers	-	-	-	-	-	-	-	-
U.S. Federal Government	218	91	-	47	3	-	359	-
Other foreign governments	997	2,410	1,027	-	-	-	4,434	-
Other issuers	823	1,641	141	72	-	-	2,677	-
	2,038	4,142	1,168	119	3	-	7,470	-
Total held-to-maturity securities	$2,283	$4,164	$1,168	$119	$3	$-	$7,737	$-

Investment securities
Government and government-insured securities
Canada	$-	$-	$-	$-	$-	$-	$-	$6,863
Mortgage-backed securities	-	-	-	-	-	-	-	21,078
	-	-	-	-	-	-	-	27,941
Provinces	-	-	-	-	-	-	-	523
	-	-	-	-	-	-	-	28,464
Other debt securities
Canadian issuers	-	-	-	-	-	-	-	924
U.S. Federal Government	-	-	-	-	-	-	-	5,679
Other foreign governments	-	-	-	-	-	-	-	3,428
Other issuers	-	-	-	-	-	-	-	5,542
	-	-	-	-	-	-	-	15,573
Equity securities
Preferred shares	-	-	-	-	-	-	-	727
Common shares	-	-	-	-	-	-	-	2,212
	-	-	-	-	-	-	-	2,939
Total investment securities	$-	$-	$-	$-	$-	$-	$-	$46,976
Total securities	$23,127	$20,093	$22,515	$8,876	$7,263	$41,162	$123,036	$124,458

[1]	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	87

Unrealized Securities Gains and Losses
(millions of Canadian dollars)	2007				2006

	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value
Available-for-sale securities
Government and government-insured securities
Canada	$4,827	$2	$2	$4,827	$-	$-	$-	$-
Mortgage-backed securities	19,135	2,118	106	21,147	-	-	-	-
	23,962	2,120	108	25,974	-	-	-	-
Provinces	204	-	1	203	-	-	-	-
	24,166	2,120	109	26,177	-	-	-	-
Other debt securities
Canadian issuers	641	-	10	631	-	-	-	-
U.S. Federal Government	4,422	13	35	4,400	-	-	-	-
Other foreign governments	12	2	-	14	-	-	-	-
Other issuers	301	-	-	301	-	-	-	-
	5,376	15	45	5,346	-	-	-	-
Equity securities[1]
Preferred shares	491	266	6	751	-	-	-	-
Common shares	3,124	1,008	66	4,066	-	-	-	-
	3,615	1,274	72	4,817	-	-	-	-
Total available-for-sale securities	33,157	3,409	226	36,340	-	-	-	-

Held-to-maturity securities
Government and government-insured securities
Canada	267	-	-	267	-	-	-	-
Mortgage-backed securities	-	-	-	-	-	-	-	-
	267	-	-	267	-	-	-	-
Provinces	-	-	-	-	-	-	-	-
	267	-	-	267	-	-	-	-
Other debt securities
Canadian issuers	-	-	-	-	-	-	-	-
U.S. Federal Government	359	-	-	359	-	-	-	-
Other foreign governments	4,434	1	49	4,386	-	-	-	-
Other issuers	2,677	1	10	2,668	-	-	-	-
	7,470	2	59	7,413	-	-	-	-
Total held-to-maturity securities	7,737	2	59	7,680	-	-	-	-

Investment securities
Government and government-insured securities
Canada	-	-	-	-	6,863	15	5	6,873
Mortgage-backed securities	-	-	-	-	21,078	64	1	21,141
	-	-	-	-	27,941	79	6	28,014
Provinces	-	-	-	-	523	5	2	526
	-	-	-	-	28,464	84	8	28,540
Other debt securities
Canadian issuers	-	-	-	-	924	6	3	927
U.S. Federal Government	-	-	-	-	5,679	1	12	5,668
Other foreign governments	-	-	-	-	3,428	2	37	3,393
Other issuers	-	-	-	-	5,542	10	55	5,497
	-	-	-	-	15,573	19	107	15,485
Equity securities
Preferred shares	-	-	-	-	727	108	1	834
Common shares	-	-	-	-	2,212	745	44	2,913
	-	-	-	-	2,939	853	45	3,747
Total investment securities	-	-	-	-	46,976	956	160	47,772
Total securities	$40,894	$3,411	$285	$44,020	$46,976	$956	$160	$47,772

[1]
Equity securities in the available-for-sale portfolio with a carrying value of $946 million do not have quoted market prices and are carried at cost. The fair value of these equity securities was $1,636 million and is disclosed in the table above.

88	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

Net Securities Gains
(millions of Canadian dollars)	2007	2006	2005
Net realized gains (losses)
Available-for-sale securities	$364	$-	$-
Held-to-maturity securities	-	-	-
Investment securities	-	388	278
Write-downs
Available-for-sale securities	(38)	-	-
Held-to-maturity securities	-	-	-
Investment securities	-	(83)	(36)
Total	$326	$305	$242

N O T E 3	LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

LOANS
Loans (other than business and government loans designated as trading under the fair value option, described below) are recorded at amortized cost using the effective interest rate method, net of an allowance for credit losses and net of unearned income, which includes prepaid interest and loan origination fees, commitment fees, loan syndication fees, and unamortized discounts.
Interest income is recorded on the accrual basis until such time as the loan is classified as impaired. When a loan is identified as impaired, the accrual of interest is discontinued. Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in other income upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

BUSINESS AND GOVERNMENT LOANS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION
As described in Note 2, pursuant to new accounting standards, certain financial assets are permitted to be designated as trading under the fair value option.
Certain business and government loans were designated as trading under the fair value option. These loans were acquired with the intent to sell for short term profit taking and were valued using quotes obtained from third-party brokers.
As at October 31, 2007, the maximum credit exposure of loans designated as trading under the fair value option amounted to $1,235 million. These loans are managed as part of a trading portfolio with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives. The Bank also uses other instruments within this trading portfolio to hedge its total maximum exposure to loss. The change in fair value of these loans attributable to changes in credit risk that was recorded for the period was a gain of $55 million, calculated by determining the changes in credit spread implicit in the fair value of the loans.

ACCEPTANCES
Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis.
The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank’s recourse against the customer in the event of a call on any of these commitments is reported as an offsetting asset of the same amount.

IMPAIRED LOANS
An impaired loan is any loan where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, any loan where a payment is contractually past due 90 days is classified as impaired, other than a deposit with a bank, or a loan that is guaranteed or insured by the Government of Canada, the provincial governments in Canada or an agency controlled by any one of these governments.
A deposit with a bank is considered impaired when a payment is contractually past due 21 days. A Government of Canada guaranteed loan is classified as impaired at 365 days in arrears. Interest on impaired loans subsequently received is recorded initially to recover collection costs, principal balances written off and then as interest income. A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or restructured contractual conditions of the loan and all criteria for the impaired classification have been rectified.
The impact on net interest income due to impaired loans is as follows:

Impact on Net Interest Income due to Impaired Loans
(millions of Canadian dollars)	2007	2006	2005
Reduction in net interest income due to impaired loans	$44	$29	$35
Recoveries	(5)	(9)	(26)
	$39	$20	$9

ALLOWANCE FOR CREDIT LOSSES
The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments which are both on and off the Consolidated Balance Sheet. Assets in the portfolio which are included on the Consolidated Balance Sheet are deposits with banks, loans other than loans designated as trading under the fair value option, mortgages and acceptances. Items that are not recorded on the Consolidated Balance Sheet include certain guarantees and letters of credit. The allowance, including the allowance for acceptances and off-balance sheet items, is deducted from loans in the Consolidated Balance Sheet. The allowance related to off-balance sheet items was $255 million as at October 31, 2007 and primarily related to undrawn lines of credits.
The allowance consists of specific and general allowances. Specific allowances consist of provisions for losses on identifiable assets for which carrying values are higher than estimated realizable values. Specific provisions are established on an individual facility basis to recognize credit losses on large and medium-sized business and government loans. In these instances, the estimated realizable amount is generally measured by discounting the

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	89

expected future cash flows at the effective interest rate inherent in the loan immediately prior to impairment. For personal and small business loans and credit card loans, specific provisions are calculated using a formula taking into account recent loss experience. Specific provisions for credit card loans are recorded when account balances are 90 days in arrears. Credit card loans with payments 180 days in arrears are entirely written off.
General allowances include the accumulated provisions for losses which are considered to have occurred but cannot be determined on an item-by-item or group basis. The level of the general allowance depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. General allowances are computed using credit risk models developed by the Bank. The models consider probability of default (loss frequency), loss given default (loss severity) and exposure at default. This allowance, reviewed quarterly, reflects model and estimation risks in addition to management judgment.

Loans and Impaired Loans
(millions of Canadian dollars)
				Impaired		Total
	Gross	Gross		loans net		allowance	Net
	amount of	impaired	Specific	of specific	General	for credit	amount
2007	loans	loans	allowance	allowance	allowance	losses	of loans
Residential mortgages	$58,485	$48	$8	$40	$14	$22	$58,463
Consumer installment and other personal	67,532	150	61	89	273	334	67,198
Credit card	5,700	70	39	31	197	236	5,464
Business and government	44,258	301	95	206	608	703	43,555
Business and government designated as trading under the fair value option	1,235	-	-	-	-	-	1,235
Total	$177,210	$569	$203	$366	$1,092	$1,295	$175,915

2006
Residential mortgages	$53,425	$31	$6	$25	$33	$39	$53,386
Consumer installment and other personal	63,130	126	61	65	269	330	62,800
Credit card	4,856	46	23	23	90	113	4,743
Business and government	40,514	243	86	157	749	835	39,679
Total	$161,925	$446	$176	$270	$1,141	$1,317	$160,608

						2007	2006
Average gross impaired loans during the year						$548	$384

Included in residential mortgages are Canadian government-insured mortgages of $39,834 million at October 31, 2007 (2006 - $29,433 million). Included in consumer installment and other personal loans are Canadian government-insured real estate personal loans of $16,994 million at October 31, 2007 (2006 - $13,702 million).
Foreclosed assets are non-financial assets repossessed, such as real estate properties, which are made available for sale in an orderly manner, with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. Gross impaired loans include foreclosed assets held for sale with a gross carrying value of $57 million at October 31, 2007 (2006 - $27 million) and a related allowance of $10 million (2006 - $12 million). The gross carrying value of non-financial assets repossessed during the year was not material. Financial assets repossessed, such as cash and bonds, are used in the Bank’s daily trading and lending activities and are not differentiated from other financial assets in the portfolios.

Allowance for Credit Losses
(millions of Canadian dollars)	2007			2006			2005
	Specific	General		Specific	General
	allowance	allowance	Total	allowance	allowance	Total	Total
Balance at beginning of year	$176	$1,141	$1,317	$155	$1,138	$1,293	$1,183
Acquisitions of TD Banknorth (includes Hudson) and VFC	-	14	14	-	87	87	316
Provision for (reversal of) credit losses	643	2	645	457	(48)	409	55
Write-offs[1]	(763)	-	(763)	(583)	-	(583)	(487)
Recoveries	135	-	135	129	-	129	245
Other[2]	12	(65)	(53)	18	(36)	(18)	(19)
Allowance for credit losses at end of year	$203	$1,092	$1,295	$176	$1,141	$1,317	$1,293

[1]	For the year ended October 31, 2007, there were no write-offs related to restructured loans (2006 - nil; 2005 - nil).
[2]	Includes foreign exchange rate changes, net of losses on loan sales.

N O T E 4	LOAN SECURITIZATIONS

When loan receivables are transferred in a securitization to a special purpose entity under terms that transfer control to third parties, and consideration other than beneficial interest in the transferred assets is received, the transaction is recognized as a sale and the related loan assets are removed from the Consolidated Balance Sheet. For control to have transferred, (1) the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, (2) the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (QSPE) as defined in the CICA Accounting Guideline 12, Transfers of Receivables, the investors of the QSPE must have the right to sell or pledge their ownership interest in the QSPE, and (3) the seller cannot retain the right to repurchase the loans and receive more than trivial benefit.
As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account.

90	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

A gain or loss on sale of the loan receivables is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair value, quoted market prices are used, where available. However, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions - credit losses, prepayment rates, forward yield curves and discount rates - which are commensurate with the risks involved.
Where the Bank retains the servicing rights and the benefits of servicing are more or less than adequate, based on market expectations, a servicing asset or liability is recognized.
Effective November 1, 2006, other retained interests are classified as trading securities and are carried at fair value.
The following table summarizes the Bank’s securitization activity. In most cases, the Bank retained the responsibility for servicing the assets securitized.

New Securitization Activity
(millions of Canadian dollars)					2007					2006	2005

	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total	Total
Gross proceeds	$9,147	$7,562	$3,200	$2	$19,911	$6,349	$6,741	$4,200	$633	$17,923	$15,997
Retained interests	187	108	30	-	325	99	69	66	7	241	256
Cash flows received on retained interests	199	104	59	2	364	144	100	148	-	392	418

The following table summarizes the impact of securitizations on the Bank’s Consolidated Statement of Income.

Securitization Gains and Income on Retained Interests
(millions of Canadian dollars)					2007					2006	2005

	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total	Total
Gain (loss) on sale	$6	$107	$28	$-	$141	$(5)	$54	$63	$7	$119	$166
Income on retained interests[1]	133	29	94	-	256	87	55	85	-	227	248
Total	$139	$136	$122	$-	$397	$82	$109	$148	$7	$346	$414

1  Excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are included in trading income.

The key assumptions used to value the retained interests are shown in the table below.

Key Assumptions
				2007				2006				2005
	Residential		Credit	Commercial	Residential		Credit	Commercial	Residential		Credit	Commercial
	mortgage	Personal	card	mortgage	mortgage	Personal	card	mortgage	mortgage	Personal	card	mortgage
	Loans	loans	loans	loans	loans	loans	loans	loans	loans	loans	loans	loans
Prepayment rate[1]	20.0%	6.5%	43.0%	8.7%	20.0%	6.1%	43.9%	8.4%	20.0%	5.9%	41.6%	2.1%
Excess spread[2]	0.7	1.1	7.1	1.0	0.6	1.1	13.1	0.8	0.7	1.1	13.2	-
Discount rate	6.5	6.2	6.3	10.3	6.0	4.3	5.6	5.6	5.2	3.2	4.0	9.8
Expected credit losses[3]	-	-	2.1	0.1	-	-	2.3	0.1	-	-	2.9	0.1
[1] Represents monthly payment rate for secured personal and credit card loans.
[2] The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
[3] There are no expected credit losses for residential mortgage loans as the loans are government-guaranteed.

During 2007, there were maturities of previously securitized loans and receivables of $9,974 million (2006 - $7,984 million, 2005 - $8,632 million). As a result, the net proceeds from loan securitizations were $9,937 million (2006 - $9,939 million, 2005 - $7,365 million).
The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests originated during the year to two adverse changes in each key assumption as at October 31, 2007. As the sensitivity is hypothetical, it should be used with caution.

Sensitivity of Key Assumptions to Adverse Changes
(millions of Canadian dollars)				2007
	Residential		Credit	Commercial
	mortgage	Personal	card	mortgage
	loans	loans	loans	loans
Fair value of retained interests	$237	$71	$6	$5
Discount rate	6.5%	6.2%	6.3%	10.3%
+10%	$(2)	$-	$-	$-
+20%	(4)	(1)	-	-
Prepayment rate	20.0%	6.5%	43.0%	8.7%
+10%	$(8)	$(5)	$(1)	$-
+20%	(15)	(10)	(2)	-
Expected credit losses	-%	-%	2.1%	0.1%
+10%	$-	$-	$-	$-
+20%	-	-	(1)	-

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	91

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

Loans Managed
(millions of Canadian dollars)			2007			2006
		Gross	Net		Gross	Net
		impaired	write		impaired	write
	Loans[1]	loans	offs	Loans[1]	loans	offs
Type of loan
Mortgage loans	$76,816	$48	$3	$69,730	$31	$2
Personal loans	82,462	230	573	76,343	179	420
Other loans	44,953	301	70	42,452	243	57
Total loans reported and securitized	204,231	579	646	188,525	453	479
Less: loans securitized	28,316	10	18	27,917	7	25
Total loans reported on the Consolidated Balance Sheet	$175,915	$569	$628	$160,608	$446	$454

[1] Net of allowance for credit losses.

N O T E 5	GOODWILL AND OTHER INTANGIBLES

 Goodwill represents the excess purchase price paid on acquisitions over the fair value assigned to identifiable net assets, including identifiable intangible assets. Goodwill is not amortized but is assessed for impairment annually and when an event or change in circumstances indicates that there may be an impairment. Goodwill is allocated to reporting units that are either the operating business segment or the reporting unit below the segment. Goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. Impairment in goodwill is charged to the Consolidated Statement of Income in the period in which the impairment is identified. Annual impairment testing on goodwill determined that no impairment write-downs were required in 2007, 2006 and 2005.

Goodwill by Segment
(millions of Canadian dollars)
	Canadian Personal and		U.S. Personal and
2007	Commercial Banking	Wealth Management	Commercial Banking	Wholesale Banking	Total
Carrying value of goodwill at beginning of year	$1,086	$359	$5,805	$146	$7,396
Goodwill acquired during the year	2	-	1,346	-	1,348
Foreign currency translation adjustments and other	-	(15)	(811)	-	(826)
Carrying value of goodwill at end of year	$1,088	$344	$6,340	$146	$7,918

2006
Carrying value of goodwill at beginning of year	$884	$1,160	$4,328	$146	$6,518
Goodwill acquired during the year	202	56	1,778	-	2,036
Sale of TD Waterhouse U.S.A.	-	(827)	-	-	(827)
Foreign currency translation adjustments and other	-	(30)	(301)	-	(331)
Carrying value of goodwill at end of year	$1,086	$359	$5,805	$146	$7,396

OTHER INTANGIBLES
The Bank’s intangible assets consist primarily of core deposit intangibles that represent the intangible value of depositor relationships acquired when deposit liabilities are assumed in an acquisition and term deposit, loan and mutual fund intangibles resulting from acquisitions. Intangible assets are amortized over 3 to 20 years, proportionate to the expected economic benefit.
All intangible assets are assessed for impairment at least annually and when an event or change in circumstances indicates that the assets might be impaired. There were no such circumstances in 2007, 2006 and 2005.
The table below presents details of the Bank’s other intangible assets as at October 31:

Other Intangibles
(millions of Canadian dollars)			2007	2006
	Carrying	Accumulated	Net carrying	Net carrying
	value	amortization	value	value
Core deposit intangible assets	$3,056	$(1,930)	$1,126	$902
Other intangible assets	4,286	(3,308)	978	1,044
Total intangible assets[1]	$7,342	$(5,238)	$2,104	$1,946

[1] Future amortization expense for the carrying amount of intangible assets is estimated to be as follows for the next five years: 2008 - $457 million, 2009 - $336 million, 2010 - $263 million, 2011 - $209 million and 2012 - $167 million.

92	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

N O T E 6	VARIABLE INTEREST ENTITIES

A VIE is an entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support. The Bank identifies VIEs in which it has an interest, determines whether it is the primary beneficiary of such entities and if so, consolidates them. The primary beneficiary is an entity that is exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns, or both.
The Bank is considered the primary beneficiary of Lillooet Limited, which is discussed in Note 28. The Bank has no other significant VIEs for which it is the primary beneficiary.
The Bank holds significant variable interests in VIEs where it is not considered the primary beneficiary. The Bank’s variable interests in these non-consolidated VIEs are discussed below.

MULTI-SELLER CONDUITS
Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and may also provide credit enhancements, swap facilities or liquidity facilities to the conduits as well as securities distribution services. During 2007, the Bank converted its liquidity facilities provided to the conduits from general market disruption liquidity facilities to liquidity facilities which can be drawn by the conduits as long as at the time of the draw the conduit meets certain tests designed to ensure the Bank does not provide credit enhancement. From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits which is classified as trading securities. Also, the Bank earns fees which are recognized when earned. The Bank holds variable interests in these multi-seller conduits primarily through holding their commercial paper, providing liquidity facilities and earning fees, however, the Bank is not the primary beneficiary.
As at October 31, 2007, the multi-seller conduits had $12.6 billion (2006 - $10.3 billion) of commercial paper outstanding. While the probability of loss is negligible, the Bank’s maximum potential exposure to loss from these conduits was $12.6 billion (2006 - $10.3 billion) due to its ownership interest in the commercial paper and through the provision of liquidity facilities.

SINGLE-SELLER CONDUITS
The Bank uses single-seller conduits to enhance its liquidity position, to diversify its sources of funding and to optimize management of its balance sheet.
As at October 31, 2007, the single-seller conduits had $5.1 billion (2006 - $4.1 billion) of commercial paper outstanding. While the probability of loss is negligible, the Bank’s maximum potential exposure to loss for these conduits was $5.1 billion (2006 - $4.1 billion), through sole provision of liquidity facilities.

OTHER FINANCIAL TRANSACTIONS
The Bank enters into structured transactions with VIEs to assist corporate clients in accessing cost efficient financing. Generally both the Bank and the client invest in such VIEs with the proceeds used to make loans to entities affiliated with the client. The Bank is not the primary beneficiary of these VIEs and as at October 31, 2007, the Bank provided approximately $3 billion (2006 - $2 billion) in financing to these VIEs. The Bank has received guarantees totaling approximately $3 billion from major financial institutions covering our investments in these VIEs. In addition, the Bank has received approximately $888 million of collateral and has purchased $605 million of credit default swaps to further mitigate any exposure to these VIEs. These VIEs held in excess of $12 billion in total assets as of October 31, 2007. The Bank’s maximum total exposure to loss before considering guarantees, collateral and credit default swaps is approximately $3 billion as at October 31, 2007.

N O T E 7	LAND, BUILDINGS AND EQUIPMENT

Buildings, equipment, furniture and fixtures, computer equipment and software and leasehold improvements are recorded at cost less accumulated depreciation. Land is recorded at cost. Gains and losses on disposal are included in other income in the Consolidated Statement of Income. When the Bank reports a gain on sale of property in which it retains a significant leasing interest, the portion of the gain which can be allocated to the leased interest is deferred and amortized to income over the remaining term of the lease. When land, building and equipment are no longer in use or considered impaired, they are written down to their net recoverable amount. The Bank evaluates the carrying value of long-lived assets whenever changes in circumstances indicate that a potential impairment has occurred. Impairment is considered to have occurred if the projected undiscounted cash flows resulting from the use and eventual disposition of the assets are less than their carrying value, at which time a write-down would be recorded.
The Bank recognizes the legal obligation associated with the retirement of a long-lived asset in the period in which it occurs and can be reasonably estimated. The liability and corresponding asset are recognized at fair value. The increase in the long-lived asset is depreciated over the remaining useful life of the asset.
Depreciation methods and rates by asset category are as follows:

Asset	Depreciation rate and method
Buildings	5% or 10%, declining balance
Computer equipment	30%, declining balance
Computer software	3 to 7 years, straight-line
Furniture, fixtures and other equipment	20%, declining balance
Leasehold improvements	lesser of lease term or
useful life, straight-line

(millions of Canadian dollars)			2007	2006

		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Land	$214	$-	$214	$229
Buildings	743	359	384	405
Computer equipment and software	1,224	760	464	461
Furniture, fixtures and other equipment	899	545	354	367
Leasehold improvements	808	402	406	400
Total	$3,888	$2,066	$1,822	$1,862

Accumulated depreciation at the end of 2006 was $1,927 million. Depreciation expense for buildings and equipment amounted to $362 million for 2007 (2006 - $343 million; 2005 - $322 million).

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	93

N O T E 8	OTHER ASSETS
(millions of Canadian dollars)	2007	2006
Amounts receivable from brokers, dealers and clients	$7,004	$5,458
Accrued interest	1,734	1,458
Accounts receivable, prepaid expenses and other items	6,790	4,983
Insurance-related assets, excluding investments	859	962
Net future income tax asset	294	537
Prepaid pension expense	618	603
Total	$17,299	$14,001

N O T E 9	DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts, some of which earn interest.
Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.
Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2007 was $95 million (2006 - $83 million).
Certain deposit liabilities are classified as trading and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

Deposits by Type
(millions of Canadian dollars)				2007	2006
	Demand	Notice	Term	Total	Total
Personal	$22,248	$58,008	$67,305	$147,561	$146,636
Banks	2,567	164	7,431	10,162	14,186
Business and government	20,048	28,461	24,813	73,322	100,085
Trading	-	-	45,348	45,348	-
Total[1]	$44,863	$86,633	$144,897	$276,393	$260,907
Non-interest-bearing deposits included above
In domestic offices				$6,214	$6,217
In foreign offices				4,025	4,328
Interest-bearing deposits included above
In domestic offices				179,043	166,084
In foreign offices				86,922	82,870
U.S. federal funds deposited				189	1,408
Total[1]				$276,393	$260,907

[1] Included in deposit liabilities on the Consolidated Balance Sheet is $360 million due to TD Capital Trust ll.

Term Deposits
(millions of Canadian dollars)							2007	2006
	Within	1 to 2	2 to 3	3 to 4	4 to 5	Over 5
	1 year	years	years	years	years	years	Total	Total
Personal	$20,843	$28,167	$4,285	$1,093	$12,902	$15	$67,305	$67,012
Banks	5,235	2,079	34	1	10	72	7,431	12,410
Business and government	19,241	4,399	148	39	260	726	24,813	54,046
Trading	42,260	1,431	360	433	271	593	45,348	-
Total	$87,579	$36,076	$4,827	$1,566	$13,443	$1,406	$144,897	$133,468

N O T E 1 0	OTHER LIABILITIES
(millions of Canadian dollars)	2007	2006
Amounts payable to brokers, dealers and clients	$9,457	$6,748
Accrued interest	1,960	1,980
Accounts payable, accrued expenses and other items	6,176	3,168
Insurance-related liabilities	3,080	2,959
Accrued benefit liability	777	723
Accrued salaries and employee benefits	909	684
Cheques and other items in transit	554	841
Current income taxes payable	916	358
Total	$23,829	$17,461

94	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

N O T E 1 1	SUBORDINATED NOTES, DEBENTURES AND NON-CONTROLLING INTERESTS

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of the Superintendent of Financial Institutions Canada.
Interest expense is recognized on the accrual basis using the effective interest rate method.

Subordinated Notes and Debentures
(millions of Canadian dollars)
Maturity date	Interest rate (%)	Earliest par redemption date	Foreign currency amount	2007	2006
December 2007 - August 2009	Various[1]	-		$5	$6
June 2011[2]	7.63%	-	US$ 207 million	206	224
May 2012[2]	7.00%	-	US$ 217 million	216	247
July 2012	6.55%	July 2007		-	497
September 2012	5.20%	September 2007		-	550
September 2013	4.54%	September 2008		1,000	1,000
August 2014	10.05%	-		149	149
January 2016[3]	4.32%	January 2011		1,000	1,000
October 2016[4]	4.87%	October 2011		500	500
June 2018	5.69%	June 2013		898	897
September 2022[2]	4.64%	September 2017		270	270
May 2025	9.15%	-		196	196
February 2027[2]	8.98%	February 2007		-	55
February 2027[2]	9.06%	February 2007		-	75
May 2027[2]	10.52%	May 2007		-	32
June 2028[2]	7.65%	June 2008	US$ 54 million	54	61
July 2030[2]	11.30%	July 2010	US$ 11 million	11	14
October 2030[2]	10.88%	October 2010	US$ 24 million	24	31
February 2031[2]	10.20%	February 2011	US$ 4 million	4	5
July 2031[2]	8.94%	January 2007		-	6
April 2032[2]	8.00%	April 2007		-	230
April 2033[2]	6.85%	April 2008	US$ 21 million	21	23
April 2033[2]	6.45%	April 2008	US$ 16 million	15	18
March 2034[2]	8.48%	March 2009	US$ 21 million	21	24
June 2035[2]	6.12%	September 2010	US$ 10 million	10	-
June 2035[2]	6.08%	September 2010	US$ 10 million	10	-
October 2104[5]	4.97%	October 2015		794	790
December 2105[6]	4.78%	December 2016		2,245	-
December 2106[7]	5.76%	December 2017		1,800	-
				$9,449	$6,900

[1] Interest is payable at various rates, from 0% to 0.125%.
[2] Obligation of a subsidiary.
3 On January 16, 2006, the Bank issued $1 billion 4.317% medium term notes due January 18, 2016.
4 On April 28, 2006, the Bank issued $500 million 4.87% medium term notes due October 28, 2016.
5 On November 1, 2005, the Bank issued $800 million 4.97% medium term notes due October 30, 2104.
6 On December 14, 2006, the Bank issued $2.25 billion 4.779% medium term notes due on December 14, 2105.
7 On July 20, 2007, the Bank issued $1.8 billion 5.763% medium term notes due on December 18, 2106.

REPAYMENT SCHEDULE
The aggregate maturities of the Bank’s subordinated notes and debentures are as follows:
(millions of Canadian dollars)	2007	2006
Within 1 year	$1	$1
Over 1 to 2 years	4	1
Over 3 to 4 years	206	4
Over 4 to 5 years	216	224
Over 5 years	9,022	6,670
Total	$9,449	$6,900

Non-controlling Interests
On May 17, 2007, a subsidiary of TD Banknorth Inc. (TD Banknorth) issued 500,000 non-cumulative REIT preferred stock, Series A for gross cash consideration of US$500 million. The Series A shares pay an annual non-cumulative dividend of 6.378%. The Series A shares are redeemable, in whole or in part, at par on October 15, 2017 and every five years thereafter and qualify as Tier 1 regulatory capital of the Bank.
Non-controlling interests for 2006 primarily related to TD Banknorth.

N O T E 1 2	LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES

As required by Section 3861, Financial Instruments - Disclosure and Presentation, the Bank classifies preferred shares and capital trust securities, convertible into a variable number of the Bank’s common shares at the holder’s option, as liabilities for reporting purposes.
Preferred shares without conversion rights are not classified as liabilities and are presented in Note 13. TD Capital Trust II Securities - Series 2012-1 are not consolidated at the Bank level but are described further below.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	95

Liabilities
(millions of Canadian dollars)	2007	2006
Preferred Shares
Preferred shares issued by the Bank (thousands of shares):
Class A - 16 Series I	$-	$-
Class A - 14,000 Series M	350	350
Class A - 8,000 Series N	200	200
	550	550
Preferred shares issued by TD Mortgage Investment Corporation (thousands of shares):
350 non-cumulative preferred shares, Series A	-	344
Total Preferred Shares	550	894

Capital Trust Securities
Trust units issued by TD Capital Trust (thousands of units):
900 Capital Trust Securities - Series 2009	899	900
Total Capital Trust Securities	899	900
Total Liabilities for Preferred Shares and Capital Trust Securities	$1,449	$1,794

PREFERRED SHARES
None of the outstanding preferred shares are redeemable at the option of the holder. Redemptions and repurchases of all preferred shares are subject to prior approval of the Superintendent of Financial Institutions Canada.

Class A First Preferred Shares, Series I
On July 31, 2006, the Bank redeemed all of its 16,065 outstanding Class A First Preferred Shares, Series I at the par price of $6.25 per share.

Class A First Preferred Shares, Series M
On February 3, 2003, the Bank issued 14 million Series M shares for gross cash consideration of $350 million.
On or after April 30, 2009, the Bank may redeem all, or from time to time, part of the outstanding Series M shares by payment in cash of $26.00 per share if redeemed prior to April 30, 2010; $25.75 if redeemed on or after April 30, 2010 and prior to April 30, 2011; $25.50 if redeemed on or after April 30, 2011 and prior to April 30, 2012; $25.25 if redeemed on or after April 30, 2012 and prior to April 30, 2013; and $25.00 if redeemed thereafter together with the unpaid interest to the date of redemption.
On or after April 30, 2009, the Bank may convert the outstanding Series M shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series M share together with any declared and unpaid interest to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.
On or after October 31, 2013, each Series M share may, at the option of the holder, be converted quarterly into common shares as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid interest to the date of conversion.

Class A First Preferred Shares, Series N
On April 30, 2003, the Bank issued 8 million Series N shares for gross cash consideration of $200 million.
On or after April 30, 2009, the Bank may redeem all, or from time to time, part of the outstanding Series N shares by payment in cash of $26.00 per share if redeemed prior to April 30, 2010; $25.75 if redeemed on or after April 30, 2010 and prior to April 30, 2011; $25.50 if redeemed on or after April 30, 2011 and prior to April 30, 2012; $25.25 if redeemed on or after April 30, 2012 and prior to April 30, 2013; and $25.00 if redeemed thereafter together with unpaid interest to the date of redemption.
On or after April 30, 2009, the Bank may convert the outstanding Series N shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series N share together with any declared and unpaid interest to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.
On or after January 31, 2014, each Series N share may, at the option of the holder, be converted quarterly into common shares as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid interest to the date of conversion.

TD MORTGAGE INVESTMENT CORPORATION PREFERRED SHARES, SERIES A
On October 31, 2007, TD Mortgage Investment Corporation redeemed all 350,000 preferred shares, Series A at the price of $1,000 per share.

Interest Distributions on Preferred Shares
(per share)	Distribution frequency	Amount
Series M	Quarterly	$0.29375
Series N	Quarterly	$0.28750

CAPITAL TRUST SECURITIES - SERIES 2009
The Capital Trust Securities - Series 2009 (TD CaTS) are issued by TD Capital Trust (Trust), whose voting securities are owned 100% by the Bank. Holders of TD CaTS are eligible to receive semi-annual non-cumulative fixed cash distributions of $38 per each TD CaTS. Should the Trust fail to pay the semi-annual distributions in full, the Bank’s ability to declare dividends and interest distributions on Bank common and preferred shares would be restricted.
Between June 30, 2005 and December 31, 2009, the Trust has the option of redeeming the outstanding TD CaTS for the greater of: (a) $1,000 per TD CaTS together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2009 at that time plus 0.38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the Trust prior to June 30, 2005, the Trust may redeem the outstanding TD CaTS for a redemption price as calculated above. On or after December 31, 2009, the redemption price will be $1,000 per TD CaTS together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.
On or after June 30, 2010, each TD CaTS may, at the option of the holder, be converted semi-annually into one non-cumulative Class A redeemable First Preferred Share, Series A1 of the Bank. By giving at least 60 days’ notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $1,000 per TD CaTS together with unpaid distributions to the date of conversion.
Each TD CaTS may be automatically exchanged into one non-cumulative Class A redeemable First Preferred Share, Series A1 of the Bank without the consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) the Superintendent of Financial Institutions Canada takes control of the Bank; (c) the Bank has

96	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (d) the Bank fails to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.
The distribution rate on the TD CaTS  is 7.60% per annum. The Bank has not issued any non-cumulative Class A redeemable First Preferred Share, Series A1 as at October 31, 2007. If issued, these shares would have a dividend rate of 7.60%.

TD CAPITAL TRUST II SECURITIES - SERIES 2012-1
TD Capital Trust II Securities - Series 2012-1 (TD CaTS II), are issued by TD Capital Trust II (Trust II), whose voting securities are 100% owned by the Bank. Trust II is a variable interest entity. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it. The senior deposit note of $350 million that was issued to Trust II is reflected in deposits on the Consolidated Balance Sheet. For regulatory purposes, the $350 million of TD CaTS II issued by Trust II is considered as part of the Bank’s available capital.
Holders of TD CaTS II are eligible to receive semi-annual non-cumulative fixed cash distributions of $33.96 per TD CaTS II. Should Trust II fail to pay the semi-annual distributions in full, the Bank’s ability to declare dividends on Bank common and preferred shares would be restricted. The proceeds from the issuance were invested in Bank deposits. Between December 31, 2007 and December 31, 2012, Trust II has the option of redeeming the outstanding TD CaTS II for the greater of: (a) $1,000 per TD CaTS together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2012 at that time plus 0.38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to Trust II prior to December 31, 2012, Trust II may redeem the outstanding TD CaTS II for a redemption price as calculated above. On or after December 31, 2012, the redemption price would be $1,000 per TD CaTS II together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.
At any time, each TD CaTS II may, at the option of the holder, be converted into 40 non-cumulative Class A redeemable First Preferred Shares, Series A2 of the Bank. At any time before the conversion is completed, the Bank may find substitute purchasers for the TD CaTS II at the purchase price of not less than 90% of the closing price of such TD CaTS II on the last trading day immediately before the date fixed for purchase. The Bank has not issued any non-cumulative Class A redeemable First Preferred Shares, Series A2 as at October 31, 2007.
Each TD CaTS II may be automatically exchanged into 40 noncumulative Class A redeemable First Preferred Shares, Series A3 of the Bank without the consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) the Superintendent of Financial Institutions Canada takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; (d) the Board of Directors of the Bank advises the Superintendent that the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (e) the Bank fails to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

N O T E 1 3	SHARE CAPITAL

COMMON SHARES
The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible.
Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

Shares Issued and Outstanding
(millions of shares and millions of Canadian dollars)		2007		2006		2005
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount
Common:
Balance at beginning of year	717.4	$6,334	711.8	$5,872	655.9	$3,373
Issued on exercise of options	3.8	173	3.4	119	4.3	125
Issued as a result of dividend reinvestment plan	1.2	85	5.4	328	7.3	380
Impact of shares (acquired) sold in Wholesale Banking	0.4	30	(0.3)	(20)	-	6
Issued on the acquisition of TD Banknorth	-	-	-	-	44.3	1,988
Issued on the acquisition of VFC	-	-	1.1	70	-	-
Purchased for cancellation	(5.0)	(45)	(4.0)	(35)	-	-
Balance at end of year - common	717.8	$6,577	717.4	$6,334	711.8	$5,872
Preferred (Class A - Series O):
Issued during the year	-	$-	17.0	$425	-	$-
Balance at end of year - preferred	17.0	$425	17.0	$425	-	$-

PREFERRED SHARES
Class A First Preferred Shares, Series O
On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O shares for gross cash consideration of $425 million.
On or after November 1, 2010, the Bank may redeem all, or from time to time, part of the outstanding Series O shares by payment in cash of $26.00 per share if redeemed on or prior to October 30, 2011; $25.75 if redeemed after October 30, 2011 and on or prior to October 30, 2012; $25.50 if redeemed after October 30, 2012 and on or prior to October 30, 2013; $25.25 if redeemed after October 30, 2013 and on or prior to October 30, 2014; and $25.00 if redeemed thereafter, together with the unpaid dividends to the date of redemption.
The Series O shares pay a quarterly non-cumulative dividend of $0.303125 per share.

Class A First Preferred Shares, Series P
Subsequent to year-end, on November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P shares for gross cash consideration of $250 million.
On or after November 1, 2012, the Bank may redeem all, or from time to time, part of the outstanding Series P shares by payment in cash of $26.00 per share if redeemed on or prior to October 30, 2013; $25.75 if redeemed after October 30, 2013 and on or prior to October 30, 2014; $25.50 if redeemed after October 30, 2014 and on or prior to October 30, 2015; $25.25 if redeemed after October 30, 2015 and on or prior to October 30, 2016; and $25.00 if redeemed thereafter, together with the unpaid dividends to the date of redemption.

NORMAL COURSE ISSUER BID
On December 20, 2006, the Bank commenced a normal course issuer bid, effective for up to one year, to repurchase for cancellation up to five million common shares,

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	97

representing approximately 0.7% of the Bank’s outstanding common shares as at December 13, 2006. This bid was completed in August, 2007 after the purchase of five million shares at a cost of $356 million. The Bank repurchased four million common shares at a cost of $264 million under its previous normal course issuer bid which commenced on September 18, 2006 and was completed in October 2006.

DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price. During the year, a total of 1.2 million common shares were issued from the Bank’s treasury with no discount. In 2006, 5 million common shares were issued from the Bank’s treasury at a discount of 1% and an additional 0.4 million were issued with no discount under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS
The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of the Superintendent of Financial Institutions Canada. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.
The Bank is also restricted from paying dividends in the event that either Trust or Trust II fails to pay semi-annual distributions in full to holders of their respective trust securities, TD CaTS and TD CaTS II. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all interest distributions and dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of interest on preferred shares or dividends on common shares.

N O T E 1 4	ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income is composed of the Bank’s net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.
The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes, as at October 31, 2007 and 2006.

Accumulated Other Comprehensive Income, Net of Income Taxes
(millions of Canadian dollars)	As at October 31, 2007	As at October 31, 2006
Unrealized gain on available-for-sale securities, net of cash flow hedges	$393	$-
Unrealized foreign currency translation losses on investments in subsidiaries, net of hedging activities	(2,073)	(918)
Gains on derivatives designated as cash flow hedges	9	-
Accumulated other comprehensive income balance as at October 31	$(1,671)	$(918)

N O T E 1 5	STOCK-BASED COMPENSATION

The Bank operates various stock-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards granted after October 31, 2002. Under the fair value method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock. No compensation expense is recorded for 23.9 million stock options awarded and outstanding prior to November 1, 2002, because the Bank prospectively adopted the current accounting standard on stock-based compensation. 6.5 million of these stock options remain unexercised, as at October 31, 2007.

STOCK OPTION PLAN
The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a three or four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 11 million common shares have been reserved for future issuance (2006 - 12.5 million; 2005 - 14.3 million). The outstanding options expire on various dates to May 30, 2016. A summary of the Bank’s stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity
(millions of shares)
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	2007	price	2006	price	2005	price
Number outstanding, beginning of year	18.3	$41.18	19.9	$38.08	22.1	$35.21
Conversion of TD Banknorth options to TD Bank underlying	4.1	57.16	-	-	-	-
Granted	1.5	67.42	1.9	59.95	2.2	49.41
Exercised	(3.8)	39.71	(3.4)	33.78	(4.3)	28.95
Forfeited/cancelled	-	54.46	(0.1)	43.38	(0.1)	38.46
Number outstanding, end of year	20.1	$45.02	18.3	$41.18	19.9	$38.08
Exercisable, end of year	15.0	$40.87	12.9	$37.85	13.2	$36.30

98	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

The following table summarizes information relating to stock options outstanding and exercisable at October 31, 2007.

Range of Exercise Prices
	Options outstanding			Options exercisable
		Weighted
	Number outstanding	average remaining	Weighted average	Number exercisable	Weighted average
	(millions of shares)	contractual life (years)	exercise price	(millions of shares)	exercise price
$16.97 - $29.57	0.5	1.79	$26.04	0.5	$26.04
$29.80 - $40.43	4.9	3.99	34.25	4.9	34.25
$40.92 - $47.02	6.9	3.56	41.21	6.4	41.23
$49.40 - $55.93	4.3	5.78	50.86	2.7	50.96
$56.19 - $67.42	3.5	5.48	63.23	0.5	59.82

The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: (i) risk-free interest rate of 3.90% (2006 - 3.91%; 2005 - 3.7%); (ii) expected option life of 5.2 years (2006 - 5.1 years; 2005 - 5.3 years); (iii) expected volatility of 19.5% (2006 - 21.9%; 2005 - 25.7%); and (iv) expected dividend yield of 2.92% (2006 - 2.88%; 2005 - 2.84%). During the year, 1.5 million (2006 - 1.9 million; 2005 - 2.2 million) options were granted with a weighted average fair value of $11.46 per option (2006 - $11.26 per option; 2005 - $10.64 per option).
 During the year, the Bank recognized compensation expense in the Consolidated Statement of Income of $20 million (2006 - $31 million; 2005 - $21 million) for the stock option awards granted.

OTHER STOCK-BASED COMPENSATION PLANS
The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank’s common shares that generally vest over three years. A liability is accrued by the Bank related to such share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the vesting period. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the Bank’s total shareholder return relative to the average of the other major Canadian banks. The number of such share units under these plans at October 31, 2007 is 8 million (2006 - 9 million; 2005 - 11 million).
The Bank also offers deferred share unit plans to eligible executives and non-employee directors. Under these plans, a portion of the participant’s annual incentive award may be deferred as share units equivalent to the Bank’s common shares. The deferred share units are not redeemable by the participant until retirement, permanent disability or termination of employment or directorship and must be redeemed for cash by the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2007, 2.2 million deferred share units were outstanding (2006 - 2.5 million).
Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of restricted share units and deferred share units are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2007, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $125 million (2006 - $129 million; 2005 - $113 million). The compensation expense recognized before the effects of hedges was $202 million.

EMPLOYEE SAVINGS PLAN
The Bank also operates a share purchase plan available to employees. Prior to March 1, 2007, employees could contribute up to 6% of their annual base earnings to a maximum of $4,500 per calendar year toward the purchase of the Bank’s common shares. The Bank matched 50% of the employee contribution amount. Effective March 1, 2007, the Employee Savings Plan (ESP) program changed and employees can contribute any amount of their eligible earnings (net of source deductions) to the ESP. The Bank now matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee’s eligible earnings or $2,250, whichever comes first. The Bank’s contributions vest once the employee has completed two years of continuous service with the Bank. For the year ended October 31, 2007, the Bank’s contributions totaled $49 million (2006 - $41 million; 2005 - $36 million) and was expensed as part of salaries and employee benefits incurred. As at October 31, 2007, an aggregate of 6.5 million common shares were held under the ESP (2006 - 6 million; 2005 - 5.9 million). The shares in the ESP are purchased in the open market and are considered outstanding for computing the Bank’s basic and diluted earnings per share. Dividends earned on Bank common shares held by the ESP are used to purchase additional common shares for the ESP in the open market.

TD BANKNORTH
As a result of the TD Banknorth privatization, 7.7 million TD Banknorth stock options were converted into 4.1 million TD Bank stock options using the exchange ratio set out in the merger agreement. The fair value of the converted options that were vested was $52 million on the conversion date, which was recorded in contributed surplus and was part of the purchase consideration.
TD Banknorth stock options that would have expired prior to December 31, 2008 were not converted, and were paid out in cash based on their intrinsic value of $7 million on the conversion date. These were part of the purchase consideration.
Activity for all stock option plans is summarized below:

TD Banknorth Stock Option Activity
(millions of shares)
		Weighted average		Weighted average
	2007	exercise price	2006	exercise price
Number outstanding, beginning of year	9.8	$29.79	8.0	$30.38
Granted	-	-	2.6	31.34
Exercised	(2.0)	28.82	(0.5)	25.92
Forfeited/cancelled	(0.1)	34.30	(0.3)	32.80
Conversion of TD Banknorth options to TD Bank underlying	(7.7)	29.96	-	-
Number outstanding, end of year	-	-	9.8	29.79
Exercisable, end of year	-	-	6.3	27.89

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	99

Prior to the TD Banknorth privatization, TD Banknorth recognized compensation expense in its Consolidated Statement of Income of $4.1 million (2006 - $8 million; 2005 - $3 million) for the stock option awards granted.

TD Banknorth Other Stock-based Compensation Plans
TD Banknorth offered restricted share units and performance share unit plans for certain employees of TD Banknorth. Under these plans, participants were granted units equivalent to TD Banknorth common shares that generally vest at the end of three years. The number of performance share units was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. At the maturity date, the participant receives cash representing the value of the share units. As a result of the TD Banknorth privatization, share units were converted to the equivalent of the Bank’s common shares using the exchange ratio set out in the merger agreement. In addition, for future performance periods, the final number of performance share units will be adjusted based on the Bank’s total shareholder return relative to the average of the other major Canadian banks.
TD Banknorth also offered a performance-based restricted share unit plan to certain executives that provided for the grant of share units equivalent to the Bank’s common shares which vest at the end of three years. The number of performance share units for the first two years of the performance period was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. As a result of the TD Banknorth privatization, the number of performance share units for the third and final year of the performance period will be adjusted based on the Bank’s total shareholder return relative to the average of the other major Canadian banks.
The number of TD Banknorth share units under these plans at October 31, 2007 was 1.6 million (2006 - 1.8 million).
Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of share units are recorded, net of the effects of related hedges, in its Consolidated Statement of Income. During the year, TD Banknorth recognized compensation expense, net of the effects of hedges, for these plans of $37 million (2006 - $19 million; 2005 - $10 million). The compensation expense recognized before the effects of hedges was $46 million.
In addition, TD Banknorth and its subsidiaries maintain 401(k) plans covering substantially all regular employees, and an employee stock purchase plan that is available to employees with one year of service. Participation in the employee stock purchase plan ceased on December 31, 2006.

N O T E 1 6	EMPLOYEE FUTURE BENEFITS

The Bank’s principal pension plan, The Pension Fund Society of The Toronto-Dominion Bank (the Society), is a defined benefit plan for which membership is voluntary. Benefits under the plan are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of plan membership. As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. Funding for both defined benefit plans is provided by contributions from the Bank and members of the plans. In addition, the Bank maintains other partially funded benefit plans for eligible employees. Related retirement benefits are paid from the Bank’s assets and contributions.
The Bank also provides certain post-retirement benefits, post-employment benefits, compensated absence and termination benefits for its employees (non-pension employee benefits), which are generally non-funded. These benefits include health care, life insurance and dental benefits. Employees eligible for the post-retirement benefits are those who retire from the Bank who meet minimum age and service requirements. Retirees are required to pay a portion of the cost of their benefits. Employees eligible for the post-employment benefits are those on disability and maternity leave.
For the defined benefit plans and the non-pension employee benefit plans, actuarial valuations are prepared at least every three years (and extrapolated in the interim) to determine the present value of the accrued benefit liability. Pension and non-pension benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of investment returns on the plan’s assets, compensation increases, retirement ages of employees and estimated health care costs. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the valuation date. The expense includes the cost of benefits for the current year’s service, interest expense on liabilities, expected income on plan assets based on fair market values and the amortization of plan amendments on a straight-line basis over the expected average remaining service life of the active members (10 years for the principal pension plan) and the expected average remaining period to full eligibility for non-pension post-retirement benefits (10 years). The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair market value of plan assets is also amortized over the expected average remaining service life of the active members (10 years for the principal pension plan and 16 years for the non-pension post-retirement plans). The cumulative difference between expense and funding contributions is reported on the Consolidated Balance Sheet in other assets or other liabilities.
For the defined contribution plans, annual pension expense is equal to the Bank’s contributions to the plan.

PENSION BENEFIT PLAN
The Bank’s principal pension plan is funded by contributions from the Bank and from members. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plan and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time.
The table on the following page presents the financial position of the Bank’s principal pension plan. The pension plan assets and obligations are measured as at July 31.
The Bank’s contributions to the principal pension plan during 2007 were $84 million. These contributions were made in accordance with the actuarial valuation report for funding purposes as at October 31, 2004 and the actuarial cost certificates filed March 30, 2007 and June 22, 2007. The next valuation date for funding purposes is at October 31, 2007.
To develop the expected long term rate of return on assets assumption for the Bank’s principal pension plan, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the fund. This resulted in the selection of a long term rate of return on assets assumption of 6.75%.
The effect of a one percent increase or decrease in the expected return on assets assumption on the 2007 pension expense would be a $20 million decrease or increase, respectively.
The Bank’s principal pension plan weighted average asset allocations at July 31 by asset category are as follows:

Asset Allocation
Security	2007	2006	2005
Equity	57%	56%	57%
Debt	34	35	38
Alternative investments	7	6	3
Cash equivalents	2	3	2
Total	100%	100%	100%

For 2007 the Bank’s principal pension plan’s net assets included funded investments in the Bank and its affiliates which had a market value of $8 million (2006 - $6 million; 2005 - $6 million).

100	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

The investment policy for the Bank’s principal pension plan is detailed below. The plan was in compliance with its investment policy throughout the year.
The investments of the Bank’s principal pension plan are managed utilizing a balanced approach with the primary objective of achieving a real rate of return of 3%. Accordingly, the allowable asset mix ranges are detailed in the following table:

Asset Mix
Security	Acceptable range
Equity	35%-65%
Debt	30%-48%
Alternative investments	0%-15%
Cash equivalents	0%-4%

Futures contracts and options can be utilized provided they do not create additional financial leverage. However, the plan invests in hedge funds, which normally will employ leverage when executing their investment strategy. Substantially all assets must have readily ascertainable market values.
The equity portfolio will be generally fully invested and broadly diversified primarily in medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality may also be included to further diversify the portfolio.
Debt instruments of a non-government entity must not exceed 10% of the total debt portfolio. Corporate debt issues generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating within the debt portfolio.

Plan Benefit Obligations, Assets and Funded Status
(millions of Canadian dollars)	2007	2006	2005
Accumulated benefit obligation at end of period	$1,852	$1,783	$1,810
Change in projected benefit obligation
Projected benefit obligation at beginning of period	1,979	1,978	1,535
Service cost - benefits earned	65	71	46
Interest cost on projected benefit obligation	112	105	101
Members’ contributions	33	29	26
Benefits paid	(103)	(114)	(93)
Actuarial (gains) losses	-	-	(9)
Change in actuarial assumptions	(32)	(96)	318
Plan amendments	16	6	54
Projected benefit obligation at end of period	2,070	1,979	1,978
Change in plan assets
Plan assets at fair market value at beginning of period	2,015	1,907	1,650
Actual income on plan assets	83	67	78
Gain (loss) on disposal of investments	103	(113)	286
Members’ contributions	33	29	26
Employer’s contributions	83	60	64
Increase (decrease) in unrealized gains on investments	15	185	(95)
Benefits paid	(103)	(114)	(93)
General and administrative expenses	(4)	(6)	(9)
Plan assets at fair market value at end of period	2,225	2,015	1,907
Excess (deficit) of plan assets over projected benefit obligation	155	36	(71)
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	190	293	416
Unrecognized prior service costs	68	61	62
Employer’s contributions in fourth quarter	15	14	15
Prepaid pension expense	428	404	422
Annual expense
Net pension expense includes the following components:
Service cost - benefits earned	65	71	46
Interest cost on projected benefit obligation	112	105	101
Actual return on plan assets	(197)	(133)	(260)
Actuarial (gains) losses	(32)	(96)	309
Plan amendments	16	6	54
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets[1]	61	5	149
Actuarial (gains) losses[2]	41	118	(300)
Plan amendments[3]	(7)	2	(48)
Pension expense	$59	$78	$51
Actuarial assumptions used to determine the annual expense
Weighted average discount rate for projected benefit obligation	5.50%	5.20%	6.40%
Weighted average rate of compensation increase	3.50	3.50	3.50
Weighted average expected long-term rate of return on plan assets[4]	6.75	6.75	6.75
Actuarial assumptions used to determine the benefit obligation at end of period
Weighted average discount rate for projected benefit obligation	5.60%	5.50%	5.20%
Weighted average rate of compensation increase	3.50	3.50	3.50
Weighted average expected long-term rate of return on plan assets[4]	6.75	6.75	6.75

[1] Includes expected return on plan assets of $136 million (2006 - $128 million; 2005 - $111 million) less actual return on plan assets of $197 million (2006 - $133 million; 2005 - $260 million).
[2] Includes loss recognized in fiscal 2007 of $9 million (2006 - $22 million; 2005 - $9 million) less actuarial (gains) losses on projected benefit obligation in the year of $(32) million (2006 - $(96) million; 2005 - $309 million).

[3] Includes amortization of costs for plan amendments in fiscal 2007 of $9 million (2006 - $8 million; 2005 - $6 million) less actual cost of plan amendments in the year of $16 million (2006 - $6 million; 2005 - $54 million).

[4] Net of fees and expenses.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	101

OTHER PENSION PLANS
CT Pension Plan
As a result of the acquisition of CT, the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987. CT employees joining the plan on or after June 1, 1987 were only eligible to join the defined contribution portion. Effective August 2002, the defined contribution portion of the plan was closed to new contributions from active employees and employees eligible for that plan became eligible to join the Bank’s principal pension plan. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan. The pension plan assets and obligations are measured as at July 31. The following table presents the financial position of the defined benefit portion of the CT Plan.

CT Pension Plan Obligations and Assets
(millions of Canadian dollars)	2007	2006	2005
Projected benefit obligation at end of period	$338	$343	$352
Plan assets at fair market value at end of period	357	358	365
Prepaid pension expense	75	77	79
Pension expense	5	5	5

TD Banknorth Pension Plan
TD Banknorth has a non-contributory defined benefit retirement plan covering most permanent, full-time employees. Supplemental retirement plans have also been adopted for certain key officers. In addition, TD Banknorth and its subsidiaries sponsor limited post-retirement benefit programs which provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements.
The plan assets and obligations are measured as at September 30, 2007. The following table presents the financial position of the defined benefit portion of TD Banknorth’s pension plan.

TD Banknorth Plan Obligations and Assets
(millions of Canadian dollars)	2007	2006	2005
Projected benefit obligation at end of period	$338	$304	$278
Plan assets at fair market value at end of period	460	334	307
Prepaid pension expense	115	122	112
Pension expense	4	7	5	[1]

1  Pension expense for the seven months ended September 30, 2005.

Supplemental Employee Retirement Plans
The following table presents the financial position of the Bank’s largest other benefit plans. These plans are supplemental employee retirement plans which are partially funded for eligible employees. The benefit plan assets and obligations are measured as at July 31.

(millions of Canadian dollars)	2007	2006	2005
Projected benefit obligation at end of period	$342	$332	$328
Plan assets at fair market value at end of period	-	1	5
Accrued benefit liability	271	253	226
Pension expense	33	34	29
Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

NON-PENSION POST-RETIREMENT BENEFIT PLANS
In addition to the Bank’s pension plans, the Bank also provides certain health care, life insurance and dental benefits to retired employees. The table below presents the financial position of the Bank’s principal non-pension post-retirement benefit plans. The principal non-pension post-retirement plan obligations are measured as at July 31.

102	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

Other Post-retirement Obligations
(millions of Canadian dollars)	2007	2006	2005
Change in projected benefit obligation
Projected benefit obligation at beginning of period	$374	$436	$302
Service cost - benefits earned	11	12	10
Interest cost on projected benefit obligation	21	20	20
Plan amendments	-	(65)	-
Benefits paid	(8)	(8)	(7)
Actuarial (gains) losses	(2)	(21)	111
Projected benefit obligation at end of period	396	374	436
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	120	128	157
Unamortized past service costs	(54)	(59)	-
Employer’s contributions	3	2	2
Accrued benefit liability	$327	$303	$277

Annual expense
Net non-pension post-retirement benefit expense includes the following components:
Service cost - benefits earned	$11	$12	$10
Interest cost on projected benefit obligation	21	20	20
Actuarial (gains) losses	(2)	(21)	111
Plan amendments	-	(65)	-
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial (gains) losses[1]	8	29	(110)
Plan amendments[2]	(5)	59	-
Non-pension post-retirement benefit expense	$33	$34	$31
Actuarial assumptions used to determine the annual expense
Weighted average discount rate for projected benefit obligation	5.60%	5.30%	6.60%
Weighted average rate of compensation increase	3.50	3.50	3.50
Actuarial assumptions used to determine the benefit obligation at end of period
Weighted average discount rate for projected benefit obligation	5.60%	5.60%	5.30%
Weighted average rate of compensation increase	3.50	3.50	3.50

[1] Includes loss recognized in fiscal 2007 of $6 million (2006 - $8 million; 2005 - $1 million) less actuarial (gains) losses on projected benefit obligation in the year of $(2) million (2006 - $(21) million; 2005 - $111 million).

[2] Includes amortization of costs for plan amendments in fiscal 2007 of $(5) million (2006 - $(6) million; 2005 -nil) less actual cost of plan amendments in the year of nil (2006 - $(65) million; 2005 - nil).

The assumed health care cost increase rate for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plans is 6.9%. The rate is assumed to decrease gradually to 4.2% by the year 2014 and remain at that level thereafter.

For 2007, the effect of a one percentage point increase or decrease in the assumed health care cost trend rate on the benefit expense is a $7 million increase and a $5 million decrease, respectively, and on the benefit obligation, a $72 million increase and a $57 million decrease, respectively.

Amounts Recognized in the Consolidated Balance Sheet
(millions of Canadian dollars)	2007	2006
Other Assets
Principal Pension Plan	$428	$404
CT Pension Defined Benefit Plan	75	77
TD Banknorth Defined Benefit Plan	115	122
Prepaid pension expense	618	603
Other Liabilities
Non-Pension Post Retirement Benefit Plan	327	303
Supplemental Employee Retirement Plan	271	253
Other employee future benefits - net	179	167
Accrued benefit liability	777	723
Net amount recognized as at October 31	$(159)	$(120)

CASH FLOWS
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Plan Contributions
(millions of Canadian dollars)	2007	2006	2005
Principal pension plan	$84	$60	$57
CT Defined Benefit Pension Plan	2	3	31
TD Banknorth Defined Benefit Pension Plan	48	33	-
Supplemental employee retirement plans	16	8	8
Non-pension post-retirement benefit plans	9	8	7
Total	$159	$112	$103

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	103

Estimated Contributions
In 2008, the Bank or its subsidiaries expect to contribute $70 million to the principal pension plan, nil to the CT Defined Benefit Pension Plan, $40 million to the TD Banknorth Defined Benefit Pension Plan, $12 million to the Bank’s supplemental employee retirement plans and $12 million for the principal non-pension post-retirement benefit plans. Future contribution amounts may change upon the Bank’s review of its contribution levels during the year.

Estimated Future Benefit Payments
Estimated future benefit payments under the Bank’s principal pension plan are $105 million for 2008; $105 million for 2009; $106 million for 2010; $108 million for 2011; $119 million for 2012 and $582 million for 2013 to 2017.
Estimated future benefit payments under the principal non-pension post-retirement benefit plans are $12 million for 2008; $13 million for 2009; $14 million for 2010; $15 million for 2011; $17 million for 2012 and $106 million for 2013 to 2017.

N O T E 1 7	TRADING-RELATED INCOME

Trading assets and liabilities, including derivatives, are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income. Beginning on November 1, 2006, certain loans held within a trading portfolio were designated under the fair value option and are also measured at fair value.
Trading-related income comprises net interest income, trading income and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading securities, trading derivatives and loans designated as trading under the fair value option.
Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.
Trading-related income by product line depicts trading income for each major trading category.

Trading-related Income
(millions of Canadian dollars)	2007	2006	2005
Net interest income	$(55)	$(65)	$457
Trading income
Trading securities and derivatives	591	797	147
Loans designated as trading under the fair value option	(38)	-	-
Total trading income	$553	797	147
Total trading-related income	$498	$732	$604

By product
Interest rate and credit portfolios	$239	$362	$370
Foreign exchange portfolios	312	306	248
Equity and other portfolios	(15)	64	(14)
Loans designated as trading under the fair value option	(38)	-	-
Total trading-related income	$498	$732	$604

N O T E 1 8	INSURANCE

The majority of insurance premiums, claims, and liabilities are derived from the Bank’s property and casualty insurance business. These premiums, net of reinsurance, are recognized as income on a pro-rata basis over the terms of the policies. Claims are expensed as incurred. Insurance-related liabilities, reported in other liabilities, represent unpaid claims and estimates for losses incurred but not yet reported, as determined by the appointed actuary in accordance with accepted actuarial practice.

(millions of Canadian dollars)	2007	2006	2005
Net earned premiums and fees	$2,325	$2,226	$2,118
Claims and related expenses	1,320	1,330	1,292
	$1,005	$896	$826

N O T E 1 9	RESTRUCTURING COSTS

TD BANKNORTH RESTRUCTURING, PRIVATIZATION AND MERGER-RELATED CHARGES
As a result of the privatization of TD Banknorth and related restructuring initiatives undertaken within both TD Banknorth and TD Bank USA during 2007, the Bank incurred a total of $67 million before-tax restructuring charges of which $59 million related to TD Banknorth and $8 million related to TD Bank USA. The restructuring charges consisted primarily of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. In the Consolidated Statement of Income, the restructuring charges are included in restructuring costs.
During the year, TD Banknorth also incurred privatization costs of $11 million before tax, which primarily consisted of legal and investment banking fees, and merger-related costs of $8 million in connection with the integration of Hudson United Bancorp (Hudson) and Interchange Financial Services Corporation (Interchange) with TD Banknorth. In the Consolidated Statement of Income, the privatization and merger-related charges are included in other non-interest expenses.

WHOLESALE BANKING
In 2005, the Bank restructured its global structured products businesses within Wholesale Banking to reduce focus on the less profitable and more complex activities and concentrate resources on growing the more profitable areas of the business. As a result, the Bank recorded $43 million of restructuring costs in 2005. During 2006, the Bank recorded an additional $50 million of restructuring costs, consisting primarily of severance costs in relation to the restructuring of the global structured products businesses.

As at October 31, 2007, the total unutilized balance of restructuring costs of $29 million (2006 - $27 million) shown below is included in other liabilities in the Consolidated Balance Sheet.

104	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

Restructuring Costs
(millions of Canadian dollars)					2007	2006	2005

	Human	Real
	Resources	Estate	Technology	Other	Total	Total	Total
Balance at beginning of year	$19	$8	$-	$-	$27	$25	$7
Restructuring costs arising (reversed) during the year:
Wholesale Banking	-	-	-	-	-	50	43
U.S. Personal and Commercial Banking	37	10	17	3	67	-	-
Amount utilized during the year:
Wholesale Banking	7	3	-	-	10	48	25
U.S. Personal and Commercial Banking	33	10	11	1	55	-	-
Balance at end of year	$16	$5	$6	$2	$29	$27	$25

N O T E 2 0	INCOME TAXES

The Bank recognizes both the current and future income tax of all transactions that have been recognized in the Consolidated Financial Statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. The Bank records a valuation allowance to the extent the future tax asset exceeds the amount that is more likely than not to be realized.

Provision for (Benefit of) Income Taxes[1]
(millions of Canadian dollars)	2007	2006	2005
Provision for income taxes - Consolidated Statement of Income
Current income taxes	$974	$888	$960
Future income taxes	(121)	(14)	(261)
	853	874	699
Provision for income taxes - Statement of Other Comprehensive Income
Current income taxes	980	209	141
Future income taxes	(78)	-	-
	902	209	141
Income taxes - other non-income related items including business combinations and other transition adjustments
Current income taxes	(10)	10	(45)
Future income taxes	442	(3)	-
	432	7	(45)
Total provision for (benefit of) income taxes	$2,187	$1,090	$795
Current income taxes
Federal	$1,120	$600	$454
Provincial	598	339	230
Foreign	226	168	372
	1,944	1,107	1,056
Future income taxes
Federal	(37)	(49)	(220)
Provincial	(13)	(26)	(105)
Foreign	293	58	64
	243	(17)	(261)
Total	$2,187	$1,090	$795

1  Certain prior period numbers have been restated to conform with the presentation adopted in the current period.

Indicated below are the statutory income tax rates and income taxes reconciled to the effective income tax rates and provisions for income taxes that have been recorded in the Consolidated Statement of Income.

Reconciliation to Statutory Tax Rate
(millions of Canadian dollars)		2007		2006		2005
Income taxes at Canadian statutory income tax rate	$1,627	34.9%	$1,934	35.0%	$1,072	35.0%
Increase (decrease) resulting from:
Dividends received	(423)	(9.1)	(234)	(4.2)	(232)	(7.6)
Rate differentials on international operations	(336)	(7.2)	(248)	(4.5)	(215)	(7.0)
Items related to dilution gains and losses	-	-	(582)	(10.5)	163	5.3
Future federal and provincial tax rate changes	12	0.3	10	0.2	-	-
Other - net	(27)	(0.6)	(6)	(0.2)	(89)	(2.9)
Provision for income taxes and effective income tax rate	$853	18.3%	$874	15.8%	$699	22.8%

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	105

The net future tax asset which is reported in other assets is composed of:

Net Future Tax Asset
(millions of Canadian dollars)	2007	2006
Future income tax assets
Allowance for credit losses	$210	$268
Premises and equipment	332	237
Deferred income	11	12
Securities	53	193
Goodwill	63	77
Employee benefits	351	384
Other	207	248
Total future income tax assets	1,227	1,419
Valuation allowance	(19)	(46)
Future income tax assets	1,208	1,373
Future income tax liabilities
Intangible assets	(738)	(678)
Employee benefits	(156)	(153)
Other	(20)	(5)
Future income tax liabilities	(914)	(836)
Net future income tax asset[1]	$294	$537

[1]
Included in the October 31, 2007 net future income tax asset are future income tax assets (liabilities) of $374 million (2006 - $329 million) in Canada, $(92) million (2006 - $192 million) in the United States and $12 million (2006 - $16 million) in International jurisdictions.

Earnings of certain subsidiaries would be subject to additional tax only upon repatriation. The Bank has not recognized a future income tax liability for this additional tax since it does not currently plan to repatriate the undistributed earnings. If all the undistributed earnings of the operations of these subsidiaries were repatriated, estimated additional taxes payable would be $428 million at October 31, 2007 (2006 - $454 million).

N O T E 2 1	EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income applicable to common shares by the weighted average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Such potential dilution is not recognized in a loss period.
Basic and diluted earnings per share at October 31 are as follows:

Basic and Diluted Earnings per Share
	2007	2006	2005
Basic earnings per share
Net income available to common shares ($ millions)	$3,977	$4,581	$2,229
Average number of common shares outstanding (millions)	718.6	716.8	691.3
Basic earnings per share ($)	$5.53	$6.39	$3.22

Diluted earnings per share
Net income available to common shares ($ millions)	$3,977	$4,581	$2,229
Average number of common shares outstanding (millions)	718.6	716.8	691.3
Stock options potentially exercisable as determined under the treasury stock method[1]	6.9	6.2	5.6
Average number of common shares outstanding - diluted (millions)	725.5	723.0	696.9

Diluted earnings per share[1] ($)	$5.48	$6.34	$3.20

[1]
For 2007, the computation of diluted earnings per share excluded weighted average options outstanding of 0.01 thousand with a weighted-average exercise price of $65.44 as the option price was greater than the average market price of the Bank's common shares. For 2006, the computation of diluted earnings per share excluded weighted average options outstanding of 712 thousand with a weighted-average exercise price of $60.02 as the option price was greater than the average market price of the Bank's common shares.

For 2005, the computation of diluted earnings per share excluded weighted-average options outstanding of 271 thousand with a weighted-average exercise price of $49.40 as the option price was greater than the average market price of the Bank’s common shares.

106	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

N O T E 2 2	FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include securities held in the trading portfolio, certain securities and loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE
The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or based on a valuation technique whose variables include only inputs from observable markets and accordingly give rise to an inception profit.
Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When independent prices are not available, fair values are determined by using valuation techniques which utilize observable market inputs. These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.
For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market inputs or transaction prices.
A number of factors such as bid-offer spread, credit profile and model uncertainty are taken into account, as appropriate, when values are calculated using valuation techniques.
If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or it is extinguished.
When a valuation technique significantly utilizes non-observable market inputs or transaction prices, no inception profit is recognized when the asset or liability is first recognized.

METHODS AND ASSUMPTIONS
The Bank calculates fair values based on the following methods of valuation and assumptions:

Financial Instruments Whose Carrying Value Approximates Fair Value
For certain financial assets and financial liabilities that are short term in nature or contain variable rate features, fair value is based on the appropriate prevailing interest rates and/or credit curves. The fair value of cash and due from banks, interest-bearing deposits with banks, customers’ liability under acceptances, acceptances and securities borrowed or purchased under reverse repurchase agreement are considered to be equal to carrying value.

Securities
The methods used to determine the fair value are described in Note 2. The fair values of securities are based on quoted market prices or, where quoted market prices are not readily available, quoted market prices of similar securities, other third-party evidence or by using another valuation technique.

Loans
The estimated fair value of loans reflects changes in interest rates which have occurred since the loans were originated and changes in the creditworthiness of individual borrowers. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at market interest rates for loans with similar credit risks. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, in the absence of deterioration in credit, fair value is assumed to equal carrying value.

Derivative Financial Instruments
The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of over-the-counter derivative financial instruments is determined using valuation models that incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics.
The fair value of over-the-counter trading derivatives is estimated using well established models, but is recorded net of valuation adjustments, which recognize the need to address market, liquidity, model and credit risks not appropriately captured by the models. If the model includes inputs that are not observable in the market, inception gains and losses associated with these contracts are deferred and recognized as the inputs become observable.
For non-trading derivatives, the fair value is determined on the same basis as for trading derivatives.

Deposits
The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms. For deposits with no defined maturities, the Bank considers fair value to equal cash value based on carrying value being the equivalent to the amount payable on the reporting date.

Subordinated Notes and Debentures
The fair values of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to us for debt of the same remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities
The fair values for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.

The fair values in the following table exclude the value of assets that are not financial instruments. Also excluded from this table are assets, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which add significant value to the Bank.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	107

Financial Assets and Liabilities
(millions of Canadian dollars)		2007		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash and due from banks	$1,790	$1,790	$2,019	$2,019
Interest-bearing deposits with banks	14,746	14,746	8,763	8,763
Securities
Trading	77,637	77,637	77,482	77,482
Designated as trading under the fair value option	2,012	2,012	-	-
Available-for-sale	35,650	36,340	-	-
Held-to-maturity	7,737	7,680	-	-
Investment	-	-	46,976	47,772
Securities purchased under reverse repurchase agreements	27,648	27,648	30,961	30,961
Loans	174,680	174,760	160,608	160,464
Loans designated as trading under the fair value option	1,235	1,235	-	-
Customers' liability under acceptances	9,279	9,279	8,676	8,676
Trading derivatives (Note 24)	36,052	36,052	27,845	27,845
Other assets	13,407	13,407	9,844	10,828

Liabilities
Trading deposits	45,348	45,348	-	-
Other deposits	231,045	230,812	260,907	260,806
Acceptances	9,279	9,279	8,676	8,676
Obligations related to securities sold short	24,195	24,195	27,113	27,113
Obligations related to securities sold under repurchase agreements	16,574	16,574	18,655	18,655
Trading derivatives (Note 24)	39,028	39,028	29,337	29,337
Subordinated notes and debentures	9,449	9,396	6,900	7,168
Liabilities for preferred shares and capital trust securities	1,449	1,517	1,794	1,937
Other liabilities	20,605	20,605	14,219	14,881

Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes in place. The valuations are also validated by past experience and through the actual cash settlement of contracts.
The Bank defers all inception profit on financial instruments where fair value is estimated using valuation techniques based on non-observable market inputs that are significant to the overall valuation. The difference between the fair value at initial recognition represented by transaction price and the fair value determined using the valuation technique is recognized in income when the inputs become observable. The total amount of change in fair value recognized in income for the year ended October 31, 2007 relating to these financial instruments was $62 million, which is before the impact of hedges and includes changes in both the observable and non-observable inputs.
The potential effect of using reasonable possible alternative assumptions for valuing these financial instruments would range from a reduction in the fair value by $68 million to an increase in the fair value by $82 million (before changes in valuation adjustments).
The following table summarizes the aggregate profit not recognized due to the difference between the transaction price and amount determined using valuation techniques with significant non-observable market inputs at inception:

(millions of Canadian dollars)	2007
Balance at beginning of year	$102
New transactions	8
Recognized in the income statement during the period	(25)
Balance at end of year	$85

N O T E 2 3	INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table on the following page details interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management’s estimates for prepayments or early redemptions that are independent of changes in interest rates.

Prior to November 1, 2006, the off-balance sheet position included notional amounts for transactions that are put into place as hedges of items not included in the trading account. These transactions are now included in other assets or other liabilities. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Trading securities and all derivatives are presented in the floating rate category.

108	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

Interest Rate Risk
(billions of Canadian dollars)
				Total			Non-
	Floating	Within	3 months	within	1 year to	Over	interest
2007	rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Assets
Cash resources and other	$2.3	$12.3	$0.6	$15.2	$-	$-	$1.3	$16.5
Effective yield		2.9%	5.3%
Trading securities	$77.6	$-	$-	$77.6	$-	$-	$-	$77.6
Securities designated as trading under the fair value option	$-	$1.2	$0.2	$1.4	$0.5	$-	$0.1	$2.0
Available-for-sale	$0.1	$1.9	$7.9	$9.9	$19.9	$2.1	$3.7	$35.6
Effective yield		4.7%	4.4%		4.1%	5.2%
Held-to-maturity	$-	$0.7	$1.7	$2.4	$5.3	$-	$-	$7.7
Effective yield		4.6%	4.1%		4.2%
Securities purchased under resale agreements	$6.8	$11.3	$5.5	$23.6	$-	$3.0	$1.0	$27.6
Effective yield		4.6%	5.6%			5.5%
Loans	$12.3	$76.1	$22.4	$110.8	$54.4	$7.6	$1.9	$174.7
Effective yield		6.3%	6.3%		6.0%	6.2%
Loans designated as trading under the fair value option	$-	$-	$-	$-	$-	$-	$1.2	$1.2
Other	$48.3	$-	$-	$48.3	$-	$-	$30.9	$79.2
Total assets	$147.4	$103.5	$38.3	$289.2	$80.1	$12.7	$40.1	$422.1
Liabilities and shareholders’ equity
Trading deposits	$-	$36.3	$7.4	$43.7	$0.5	$0.3	$0.9	$45.4
Other deposits	$58.1	$47.0	$45.1	$150.2	$20.4	$0.8	$59.6	$231.0
Effective yield		3.0%	3.9%		3.2%	6.4%
Obligations related to securities sold short	$24.2	$-	$-	$24.2	$-	$-	$-	$24.2
Obligations related to securities sold under repurchase agreements	$1.3	$12.9	$1.7	$15.9	$-	$-	$0.7	$16.6
Effective yield		4.0%	6.4%
Subordinated notes and debentures	$-	$-	$-	$-	$0.4	$9.0	$-	$9.4
Effective yield					7.2%	5.3%
Other	$50.8	$-	$-	$50.8	$0.9	$0.6	$21.8	$74.1
Shareholders’ equity	$-	$-	$-	$-	$0.4	$-	$21.0	$21.4
Total liabilities and shareholders’ equity	$134.4	$96.2	$54.2	$284.8	$22.6	$10.7	$104.0	$422.1
Net position	$13.0	$7.3	$(15.9)	$4.4	$57.5	$2.0	$(63.9)	$-

Interest Rate Risk by Currency
(billions of Canadian dollars)
				Total			Non-
	Floating	Within	3 months	within	1 year to	Over	interest
2007	rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Canadian currency	$7.3	$27.7	$(11.6)	$23.4	$43.1	$(1.7)	$(74.4)	$(9.6)
Foreign currency	5.7	(20.4)	(4.3)	(19.0)	14.4	3.7	10.5	9.6
Net position	$13.0	$7.3	$(15.9)	$4.4	$57.5	$2.0	$(63.9)	$-

Interest Rate Risk
(billions of Canadian dollars)
				Total			Non-
	Floating	Within	3 months	within	1 year to	Over	interest
2006	rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Total assets	$139.8	$97.2	$32.9	$269.9	$77.5	$10.0	$35.5	$392.9
Total liabilities and shareholders’ equity	122.3	92.1	52.2	266.6	32.7	8.6	85.0	392.9
On-balance sheet position	17.5	5.1	(19.3)	3.3	44.8	1.4	(49.5)	-
Off-balance sheet position	-	(12.0)	13.8	1.8	(2.2)	0.4	-	-
Net position	$17.5	$(6.9)	$(5.5)	$5.1	$42.6	$1.8	$(49.5)	$-

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	109

N O T E 2 4	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts.
   The Bank uses these instruments to manage the risks associated with its funding and investing strategies or for trading purposes.

DERIVATIVES HELD FOR TRADING PURPOSES
The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions, and in certain cases, to manage risk related to its trading portfolio. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in trading income.

DERIVATIVES HELD FOR NON-TRADING
When derivatives are held for risk management purposes and when the transactions meet the requirements of Section 3865, they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment. Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis. Certain derivative instruments that are held for economic hedging purposes, and do not meet the requirements of Section 3865, are also classified as non-trading derivatives but the change in fair value of these derivatives is recognized in other income. All non-trading derivatives are recorded on the Consolidated Balance Sheet in other assets or other liabilities.

HEDGING RELATIONSHIPS
Hedge Accounting
At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be deemed effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedge relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in earnings.
When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges
The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the statement of income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the statement of income in other income.
If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortized to the statement of income based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognized, in which case it is released to the statement of income immediately.

Cash Flow Hedges
The Bank is exposed to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the statement of income in other income.
Amounts accumulated in other comprehensive income are reclassified to the statement of income in the period in which the hedged item affects income.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the statement of income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the statement of income.

Net Investment Hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Gains and losses accumulated in other comprehensive income are included in the statement of income upon the repatriation or disposal of the investment in the foreign operation.

DERIVATIVE PRODUCT TYPES
The majority of the Bank’s derivative contracts are over-the-counter transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.

110	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.
Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives
Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives
The Bank also transacts equity and commodity derivatives in both the exchange and over-the-counter markets.
Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Commodity contracts include commodity forward, futures, swaps and options, such as precious metals and energy-related products in both over-the-counter and exchange markets.
The Bank issues certain loan commitments to customers at a fixed price. These funding commitments are accounted for as derivatives if there is past practice of selling the loans shortly after funding. Loan commitments are carried at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

NOTIONAL AMOUNTS
The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

EMBEDDED DERIVATIVES
Derivatives may be embedded in other financial instruments (the “host instrument”). Prior to the adoption of the new accounting standards on November 1, 2006, such embedded derivatives were not accounted for separately from the host instrument, except in the case of derivatives embedded in equity-linked deposit contracts within the scope of Accounting Guideline 17, Equity-linked deposit contracts, which has been replaced by CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in trading income.
Certain of the Bank’s deposit obligations that vary according to the performance of certain equity levels or indices, may be subject to a guaranteed minimum redemption amount and have an embedded derivative. The Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in income as they arise. The Bank does not expect significant future earnings volatility as the embedded derivatives are effectively hedged.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	111

Fair Value of Derivative Financial Instruments
(millions of Canadian dollars)				2007		2006
	Average fair value for the year[1]		Year-end fair value		Year-end fair value
	Positive	Negative	Positive	Negative	Positive	Negative
Derivative financial instruments held or issued for trading purposes:
Interest rate contracts
Futures	$8	$2	$-	$4	$-	$-
Forward rate agreements	6	7	12	7	6	13
Swaps	8,535	9,647	7,935	9,138	9,536	10,586
Options written	-	752	-	621	-	1,101
Options purchased	735	-	603	-	1,128	-
Total interest rate contracts	9,284	10,408	8,550	9,770	10,670	11,700
Foreign exchange contracts
Forward contracts	3,861	3,868	6,777	7,361	2,837	2,717
Swaps	2,956	758	3,923	840	3,008	850
Cross-currency interest rate swaps	6,622	7,657	10,811	12,913	4,987	6,133
Options written	-	655	-	919	-	457
Options purchased	644	-	845	-	446	-
Total foreign exchange contracts	14,083	12,938	22,356	22,033	11,278	10,157
Other contracts
Credit derivatives	1,321	1,532	1,436	1,525	938	1,169
Other contracts[2]	4,350	5,496	3,710	5,700	4,959	6,311
Fair value - trading	29,038	30,374	36,052	39,028	27,845	29,337

Derivative financial instruments held or issued for non-trading purposes:
Interest rate contracts
Forward rate agreements	-	-	-	-	1	-
Swaps	743	626	841	618	482	404
Options written	-	-	-	-	-	-
Options purchased	25	-	15	-	5	-
Total interest rate contracts	768	626	856	618	488	404

Foreign exchange contracts
Forward contracts	645	694	1,082	1,923	523	222
Cross-currency interest rate swaps	-	3	-	34	-	-
Options purchased	1	-	16	-	-	-
Total foreign exchange contracts	646	697	1,098	1,957	523	222
Other contracts
Credit derivatives	8	35	18	18	8	36
Other contracts[2]	606	18	894	-	810	-
Fair value - non-trading	2,028	1,376	2,866	2,593	1,829	662
Total fair value	$31,066	$31,750	$38,918	$41,621	$29,674	$29,999
1
The average fair value of trading derivative financial instruments for the year ended October 31, 2006 was: Positive $32,878 million and Negative $33,744 million. Averages are calculated on a monthly basis.

[2]	Includes equity and commodity derivatives.

112	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

Over-the-counter and Exchange Traded Derivative Financial Instruments
(billions of Canadian dollars)					2007	2006
		Trading
	Over-the-	Exchange	Total	Total non-
Notional principal	counter	traded	trading	trading	Total	Total
Interest rate contracts
Futures	$-	$213.8	$213.8	$-	$213.8	$279.9
Forward rate agreements	43.3	-	43.3	3.0	46.3	50.9
Swaps	881.1	-	881.1	149.0	1,030.1	1,098.6
Options written	77.9	21.8	99.7	0.1	99.8	156.9
Options purchased	66.7	12.0	78.7	32.3	111.0	165.9
Total interest rate contracts	1,069.0	247.6	1,316.6	184.4	1,501.0	1,752.2
Foreign exchange contracts
Futures	-	1.2	1.2	-	1.2	1.2
Forward contracts	241.6	-	241.6	38.0	279.6	284.5
Swaps	14.4	-	14.4	-	14.4	14.8
Cross-currency interest rate swaps	197.3	-	197.3	1.7	199.0	173.0
Options written	26.8	-	26.8	-	26.8	22.2
Options purchased	23.0	-	23.0	3.2	26.2	19.8
Total foreign exchange contracts	503.1	1.2	504.3	42.9	547.2	515.5
Other contracts
Credit derivatives	194.3	-	194.3	2.5	196.8	158.8
Other contracts[1]	85.8	25.6	111.4	4.3	115.7	165.8
Total	$1,852.2	$274.4	$2,126.6	$234.1	$2,360.7	$2,592.3

[1]	Includes equity and commodity derivatives.

Derivative Financial Instruments by Term to Maturity
(billions of Canadian dollars)						2007	2006
				Remaining term to maturity
	Within	1 to 3	3 to 5	5 to 10	Over
Notional principal	1 year	years	years	years	10 years	Total	Total
Interest rate contracts
Futures	$169.8	$42.0	$2.0	$-	$-	$213.8	$279.9
Forward rate agreements	44.4	1.8	0.1	-	-	46.3	50.9
Swaps	368.5	257.9	185.3	157.2	61.2	1,030.1	1,098.6
Options written	74.9	14.0	4.4	5.4	1.1	99.8	156.9
Options purchased	66.9	30.3	6.6	5.9	1.3	111.0	165.9
Total interest rate contracts	724.5	346.0	198.4	168.5	63.6	1,501.0	1,752.2
Foreign exchange contracts
Futures	1.2	-	-	-	-	1.2	1.2
Forward contracts	235.4	31.0	13.0	0.2	-	279.6	284.5
Swaps	1.1	3.0	3.4	4.8	2.1	14.4	14.8
Cross-currency interest rate swaps	48.1	51.9	35.6	43.5	19.9	199.0	173.0
Options written	23.4	3.4	-	-	-	26.8	22.2
Options purchased	22.8	3.1	0.2	-	0.1	26.2	19.8
Total foreign exchange contracts	332.0	92.4	52.2	48.5	22.1	547.2	515.5
Credit derivatives	15.2	40.6	79.1	58.7	3.2	196.8	158.8
Other contracts[1]	81.9	26.3	4.4	2.6	0.5	115.7	165.8
Total	$1,153.6	$505.3	$334.1	$278.3	$89.4	$2,360.7	$2,592.3

[1]	Includes equity and commodity derivatives.

DERIVATIVE-RELATED RISKS
Market Risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank’s trading business and is monitored independently by the Bank’s Risk Management Group.

Credit Risk
Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to the Bank. The treasury credit area is responsible for the implementation of and compliance with credit policies established by the Bank for the management of derivative credit exposures. Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolios. The credit risk of derivatives traded over-the-counter is limited by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques. In the

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	113

following table, the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank’s maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by the Office of the Superintendent of Financial Institutions Canada to the notional principal amount of the instruments. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit Exposure of Derivative Financial Instruments
(millions of Canadian dollars)			2007			2006
	Current	Credit	Risk-	Current	Credit	Risk-
	replacement	equivalent	weighted	replacement	equivalent	weighted
	cost[1]	amount	amount	cost[1]	amount	amount
Interest rate contracts
Forward rate agreements	$13	$22	$5	$6	$32	$7
Swaps	8,899	14,269	3,203	10,123	15,513	3,491
Options purchased	607	901	230	1,133	1,535	371
Total interest rate contracts	9,519	15,192	3,438	11,262	17,080	3,869
Foreign exchange contracts
Forward contracts	7,758	12,001	2,777	3,261	7,263	1,673
Swaps	3,923	4,773	1,265	3,008	3,781	998
Cross-currency interest rate swaps	10,799	20,412	4,075	4,981	13,135	2,775
Options purchased	856	1,247	274	442	866	192
Total foreign exchange contracts	23,336	38,433	8,391	11,692	25,045	5,638
Credit derivatives	1,568	12,141	2,528	210	8,850	1,836
Other contracts[2]	3,994	8,968	2,846	4,757	10,502	3,066
Total derivative financial instruments	38,417	74,734	17,203	27,921	61,477	14,409
Less impact of master netting agreements and collateral	23,891	40,209	9,629	17,123	31,857	7,762
Total	$14,526	$34,525	$7,574	$10,798	$29,620	$6,647

[1]
Exchange traded instruments and forward foreign exchange contracts with an original maturity of 14 days or less are excluded in accordance with the guidelines of the Office of the Superintendent of Financial Institutions Canada. The total positive fair value of the excluded contracts at October 31, 2007 was $501 million (2006 - $1,753 million).

[2]	Includes equity and commodity derivatives.

Current Replacement Cost of Derivatives
(millions of Canadian dollars)	Canada[1]		United States[1]		Other international[1]		Total
By sector	2007	2006	2007	2006	2007	2006	2007	2006
Financial	$19,337	$11,356	$121	$82	$12,148	$11,252	$31,606	$22,690
Government	3,133	2,274	-	-	170	248	3,303	2,522
Other	2,399	1,810	155	93	954	806	3,508	2,709
Current replacement cost	$24,869	$15,440	$276	$175	$13,272	$12,306	$38,417	$27,921
Less impact of master netting agreements and collateral							$23,891	$17,123
Total							$14,526	$10,798

			2007	2006
By location of ultimate risk[2]	2007	2006	% mix	% mix
Canada	$6,820	$5,278	46.9	48.9
United States	2,294	1,088	15.8	10.1

Other international
United Kingdom	1,708	1,130	11.8	10.4
Europe - other	2,580	2,363	17.8	21.9
Australia and New Zealand	731	568	5.0	5.3
Japan	54	54	0.4	0.5
Asia - other	13	10	0.1	0.1
Latin America and Caribbean	79	64	0.5	0.6
Middle East and Africa	247	243	1.7	2.2
Total other international	5,412	4,432	37.3	41.0
Total current replacement cost	$14,526	$10,798	100.0	100.0

[1]	Based on geographic location of unit responsible for recording revenue.
[2]	After impact of master netting agreements and collateral.

114	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

Hedge accounting results for the year ended October 31, 2007 for derivatives designated in hedging relationships are as follows:

Hedge Accounting Results
(millions of Canadian dollars)	2007
Fair value hedges
Loss arising from hedge ineffectiveness	$(1.1)
Cash flow hedges
Gain arising from hedge ineffectiveness	$3.3

Portions of derivative gains (losses) are excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities and the change in fair value related to these portions in each period are included in the Consolidated Statement of Income. The effect of this exclusion was not significant for the year ended October 31, 2007.
During the year ended October 31, 2007, the Bank did not recognize any net gain or loss in earnings associated with hedged firm commitments that no longer qualified as fair value hedges.
Over the next 12 months, the Bank expects an estimated $8 million in net losses reported in other comprehensive income as at October 31, 2007 to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 18 years. During the year ended October 31, 2007, there were no forecasted transactions that failed to occur.

N O T E 2 5	CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES

LITIGATION
The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. In 2005, the Bank agreed to settle the bankruptcy court claims in this matter for approximately $145 million (US$130 million). Payment of this settlement was made during 2006. As at October 31, 2007, the total contingent litigation reserve for Enron-related claims was approximately $390 million (US$413 million). It is possible that additional reserves above current level could be required. Additional reserves, if required, cannot be reasonably determined for many reasons, including that other settlements are not generally appropriate for comparison purposes, the lack of consistency in other settlements and the difficulty in predicting the future actions of other parties to the litigation. The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

COMMITMENTS
Credit-related Arrangements
In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.
Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.
Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.
Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers’ liability under acceptances. As discussed in Note 6, the Bank amended the terms of the liquidity facilities it offers to its securitization trusts.
The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments
(millions of Canadian dollars)	2007	2006
Financial and performance standby letters of credit	$7,097	$7,206
Documentary and commercial letters of credit	586	942
Commitments to extend credit:
Original term to maturity of one year or less	39,767	37,375
Original term to maturity of more than one year	23,862	18,809
Total	$71,312	$64,332

Other Commitments
In 2004, the Bank entered into an agreement with an external party whereby the external party will operate the Bank’s Automated Banking Machines (ABMs) network for seven years at a total projected cost of $451 million. Future minimum capital lease commitments for ABMs will be $62 million for 2008, $60 million for 2009, $58 million for 2010 and $55 million for 2011.
During 2003, the Bank entered into an agreement with an external party whereby the external party will provide network and computer desktop support services for seven years. During 2007, the Bank incurred $160 million and the remaining obligation is projected to be $167 million for 2008, $163 million for 2009 and $162 million for 2010.
In 2006, the Bank reached a seven-year agreement with an external party to provide the Bank’s contact centre technology infrastructure. The Bank’s obligation under the agreement is projected to be $32 million for 2008, $28 million for 2009, $28 million for 2010, $28 million for 2011 and $28 million for 2012.
The Bank has a number of multi-year software licensing agreements, as well as equipment maintenance agreements with external parties. The Bank’s cumulative obligation under these agreements is projected to be $73 million for 2008, $54 million for 2009 and $41 million for 2010.
In addition, the Bank is committed to fund $376 million of merchant banking investments.

Long-term Commitments or Leases
The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $330 million for 2008; $307 million for 2009; $255 million for 2010; $213 million for 2011; $171 million for 2012 and $598 million for 2013 and thereafter.
Future minimum capital lease commitments where the annual payment is in excess of $100 thousand, is estimated at $18 million for 2008; $15 million for 2009; $14 million for 2010; $26 million for 2011; $1 million for 2012 and $2 million for 2013 and thereafter.
The premises and equipment net rental expense charged to net income for the year ended October 31, 2007 was $588 million (2006 - $578 million, 2005 - $579 million).

Pledged Assets and Repurchase Agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2007, securities and other assets with a carrying value of $36 billion (2006 - $43 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2007, assets with a carrying value of $5 billion (2006 - $6 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	115

In the ordinary course of business, the Bank agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent at October 31, 2007 amounted to $12 billion (2006 - $8 billion).

GUARANTEES
As discussed in Note 1, effective November 1, 2006, the Bank adopted new accounting standards for financial instruments. Under these new rules, the Bank was required to classify its guarantees into three categories: those that are not within the scope of the new standards and require no recognition on the Consolidated Balance Sheet; those that are included in the scope of the new standards and are subject to initial recognition at fair value on the Consolidated Balance Sheet; and those that are within the scope of the new standards and require initial recognition and subsequent measurement at fair value on the Consolidated Balance Sheet. Prior to November 1, 2006, the Bank was only required to disclose certain characteristics of the guarantees and was not required to measure or record its guarantees. The impact of this change was immaterial to the Bank.
Guarantees issued by the Bank that contingently require the Bank to make payments to a third party based on changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable that is related to an asset, a liability or an equity security of the counterparty, are initially measured and recorded at fair value with all subsequent realized and unrealized gains and losses recorded in other income. Guarantees to make payments based on failure of another party to perform under an obligating agreement or failure of another third party to pay its indebtedness when due are subject only to initial recognition.

Assets Sold with Recourse
In connection with certain asset sales, the Bank typically makes representations about the underlying assets in which the Bank may have an obligation to repurchase the assets or indemnify the purchaser against any loss. A repurchase obligation does not by itself preclude sale treatment if the transferor does not maintain effective control over the specific transferred assets. Generally, the term of these repurchase obligations do not exceed five years.

Credit Enhancements
The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. Generally the term of these credit facilities do not exceed 18 years.

Written Options
Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.
Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, predefined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2007 is $154 billion (2006 - $251 billion).

Indemnification Agreements
In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.
The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank's request, to another entity.
The table below summarizes at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments
(millions of Canadian dollars)	2007	2006
Financial and performance standby letters of credit	$7,097	$7,206
Assets sold with recourse	555	822
Credit enhancements and other	502	197
Total	$8,154	$8,225

CONTRACTUAL OBLIGATIONS
The Bank has contractual obligations to make future payments on operating and capital lease commitments and certain purchase obligations. These contractual obligations impact the Bank’s short-term and long-term liquidity and capital resource needs. All such contracts, with the exception of operating lease commitments (those where the Bank is committed to purchase determined volumes of goods and services), are reflected on the Bank’s Consolidated Balance Sheet. The table below summarizes our contractual obligations.

Contractual Obligations by Remaining Maturity
					2007	2006
	Within	1 to 3	3 to 5	Over
(millions of Canadian dollars)	1 Year	years	years	5 years	Total	Total
Deposits[1]	$219,075	$40,903	$15,009	$1,406	$276,393	$260,907
Subordinated notes and debentures	1	4	422	9,022	9,449	6,900
Operating lease commitments	330	562	384	598	1,874	1,794
Capital lease commitments	18	29	27	2	76	N/A
Capital trust securities	-	899	-	-	899	900
Network service agreements	167	325	-	-	492	616
Automated banking machines	62	118	55	-	235	303
Contact centre technology	32	56	56	-	144	214
Software licensing and equipment maintenance	73	95	-	-	168	135
Total	$219,758	$42,991	$15,953	$11,028	$289,730	$271,769

[1]	As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, such obligations have been included as less than one year.

116	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

N O T E 2 6	CONCENTRATION OF CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank’s portfolio could be sensitive to changing conditions in particular geographic regions.

(millions of Canadian dollars)	Loans and customers’ liabilities under acceptances[1]		Credit instruments[2,3]		Derivative financial instruments[4,5]
	2007	2006	2007	2006	2007	2006
Canada	82%	81%	65%	62%	34%	32%
United States	16	18	29	34	21	23
United Kingdom	1	-	1	1	12	12
Europe - excluding the United Kingdom	-	-	2	-	26	26
Other International	1	1	3	3	7	7
Total	100%	100%	100%	100%	100%	100%
	$185,194	$169,284	$71,312	$64,332	$38,417	$27,921

[1]
Of the total loans and customers’ liability under acceptances, industry segments which equaled or exceeded 5% of the total concentration were as follows at October 31, 2007: Real estate 8% (2006 - 8%); and financial institutions 5% (2006 - 3%).

[2]
At October 31, 2007, the Bank had commitments and contingent liability contracts in the amount of $71,312 million (2006 - $64,332 million). Included are commitments to extend credit totaling $63,629 million (2006 - $56,184 million), of which the credit risk is dispersed as detailed in the table above.

[3]
Of the commitments to extend credit, industry segments which equaled or exceeded 5% of the total concentration were as follows at October 31, 2007: Financial institutions 45% (2006 - 45%); real estate residential 9% (2006 - 9%) and oil and gas 5% (2006 - 4%).

[4]
At October 31, 2007, the current replacement cost of derivative financial instruments amounted to $38,417 million (2006 - $27,921 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above.

[5]
The largest concentration by counterparty type was with financial institutions, which accounted for 82% of the total (2006 - 81%). The second largest concentration was with governments, which accounted for 9% of the total (2006 - 9%). No other industry segment exceeded 5% of the total.

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure
(millions of Canadian dollars)	2007	2006
Cash and due from banks	$1,462	$1,624
Interest-bearing deposits with banks	14,746	8,763
Securities
Trading	77,637	77,482
Designated as trading under fair value option	2,012	-
Available-for-sale	35,650	-
Held-to-maturity	7,737	-
Investment	-	46,976
Securities purchased under reverse repurchase agreements	27,648	30,961
Loans
Residential mortgages	58,463	53,386
Consumer installment and other personal loans	67,198	62,800
Credit card loans	5,464	4,743
Business and government loans	43,555	39,679
Business and government loans designated as trading under the fair value option	1,235	-
Customers’ liability under acceptances	9,279	8,676
Derivatives[1] (Note 24)	74,734	61,477
Other assets[1]	10,499	8,999
Total assets	437,319	405,566
Credit instruments (Note 25)[2]	71,312	64,332
Total credit exposure	$508,631	$469,898

[1]	Non-trading derivatives have been excluded from other assets and included in derivatives for purposes of this table.
[2]
The balance represents the maximum amount of additional commitment that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above.

N O T E 2 7	SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking.
The Canadian Personal and Commercial Banking segment comprises the Bank’s personal and business banking in Canada as well as the Bank’s global insurance operations (excluding the U.S.) and provides financial products and services to personal, small business, insurance, and commercial customers. The Wealth Management segment provides investment products and services to institutional and retail investors and includes the Bank’s equity investment in TD Ameritrade. The U.S. Personal and Commercial Banking segment provides commercial banking, insurance agency, wealth management, merchant services, mortgage banking and other financial services in the northeastern U.S. The Wholesale Banking segment provides financial products and services to corporate, government, and institutional customers.
The Bank’s other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes activities from the effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenue and expenses.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	117

Results of each business segment reflect revenue, expenses, assets and liabilities generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximate the value provided by the distributing segment. Income tax expense or benefit is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of nontaxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment is eliminated in the Corporate segment.
As noted in Note 4, the Bank securitizes retail loans and receivables held by the Canadian Personal and Commercial Banking Segment in transactions that are accounted for as sales. For the purpose of segmented reporting, the Canadian Personal and Commercial Banking Segment accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the provision for credit losses related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate Segment and the gain recognized on sale which is in compliance with appropriate accounting standards together with income earned on the retained interests net of credit losses incurred are included in other income.

Results by Business Segment
(millions of Canadian dollars)
	Canadian		U.S.
	Personal and		Personal and
	Commercial	Wealth	Commercial	Wholesale
2007	Banking	Management	Banking[1]	Banking[2]	Corporate[2]	Total
Net interest income	$5,401	$318	$1,365	$875	$(1,035)	$6,924
Other income	2,848	1,995	583	1,619	312	7,357
Provision for (reversal of) credit losses	608	-	120	48	(131)	645
Non-interest expenses	4,256	1,551	1,221	1,261	686	8,975
Income before income taxes	3,385	762	607	1,185	(1,278)	4,661
Provision for (benefit of) income taxes	1,132	261	196	361	(1,097)	853
Non-controlling interests	-	-	91	-	4	95
Equity in net income of an associated company, net of tax	-	261	-	-	23	284
Net income loss	$2,253	$762	$320	$824	$(162)	$3,997
Total assets
- balance sheet	$152,100	$14,900	$58,800	$177,200	$19,124	$422,124
- securitized	44,608	-	-	-	(16,292)	28,316

2006
Net interest income	$4,879	$377	$1,290	$479	$(654)	$6,371
Other income	2,573	1,883	490	1,792	83	6,821
Provision for (reversal of) credit losses	413	-	40	68	(112)	409
Non-interest expenses	4,086	1,575	1,087	1,312	755	8,815
Dilution gain, net	-	-	-	-	1,559	1,559
Income before income taxes	2,953	685	653	891	345	5,527
Provision for (benefit of) income taxes	987	242	222	262	(839)	874
Non-controlling interests	-	-	195	-	(11)	184
Equity in net income of an associated company, net of tax	-	147	-	-	(13)	134
Net income	$1,966	$590	$236	$629	$1,182	$4,603

Total assets
- balance sheet	$138,700	$13,600	$43,500	$163,900	$33,214	$392,914
- securitized	43,304	-	-	-	(15,241)	28,063

2005
Net interest income	$4,342	$643	$705	$977	$(659)	$6,008
Other income	2,361	2,103	299	1,011	177	5,951
Provision for (reversal of) credit losses	373	-	4	52	(374)	55
Non-interest expenses	3,773	2,083	549	1,325	1,114	8,844
Income (loss) before income taxes	2,557	663	451	611	(1,222)	3,060

Provision for (benefit of) income taxes	855	231	161	189	(737)	699
Non-controlling interests	-	-	132	-	-	132
Equity in net income of an associated company, net of tax	-	-	-	-	-	-
Net income (loss)	$1,702	$432	$158	$422	$(485)	$2,229
Total assets
- balance sheet	$131,000	$25,600	$35,700	$156,700	$16,210	$365,210
- securitized	34,451	-	-	-	(10,577)	23,874

[1]
Commencing May 1, 2007, the results of TD Bank U.S.A. Inc. (previously reported in the Corporate segment for the period from the second quarter 2006 to the second quarter 2007 and in Wealth Management segment prior to the second quarter of 2006) are included in the U.S. Personal and Commercial Banking segment prospectively. Prior periods have not been restated as the impact is not material.

[2]	The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.

118	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

RESULTS BY GEOGRAPHY
For reporting of geographic results, segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)
		Income before provision
		for income taxes, non-
		controlling interests, net of
		tax & equity in net income
2007	Total revenue	of associated company	Net income	Total assets
Canada	$10,619	$2,992	$2,314	$275,931
United States	2,370	648	710	79,951
Other international	1,292	1,021	973	66,242
Total	$14,281	$4,661	$3,997	$422,124

2006
Canada	$9,721	$2,423	$1,802	$255,317
United States	2,564	2,538	2,182	83,059
Other international	907	566	619	54,538
Total	$13,192	$5,527	$4,603	$392,914

2005
Canada	$8,472	$1,408	$1,117	$232,783
United States	2,624	1,246	639	74,306
Other international	863	406	473	58,121
Total	$11,959	$3,060	$2,229	$365,210

N O T E 2 8	ACQUISITIONS, DISPOSITIONS AND OTHER

(a) Commerce Bancorp, Inc.
On October 2, 2007, the Bank announced a definitive agreement to acquire 100% of Commerce Bancorp, Inc. (Commerce) for share and cash consideration with an aggregate value, as of the time of announcement of the transaction, of approximately $8.5 billion. Commerce is a public company with approximately US$50 billion in assets as at September 30, 2007. The acquisition will be accounted for using the purchase method of accounting and each share of Commerce will be exchanged for 0.4142 of a Bank common share and US$10.50 in cash. The acquisition is subject to approvals from Commerce shareholders and U.S. and Canadian regulatory authorities as well as other customary closing conditions. The transaction is currently expected to close in February or March of 2008.

(b) TD Banknorth
Interchange Financial Services Corporation
TD Banknorth completed its acquisition of Interchange on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth’s sale of 13 million of its common shares to the Bank at a price of US$31.17 per share for $472 million (US$405 million). The acquisition of Interchange by TD Banknorth contributed the following assets and liabilities of Interchange to the Bank’s Consolidated Balance Sheet at the date of acquisition: $1,283 million of personal/business loans and mortgages, $495 million of goodwill and intangibles, $123 million of other assets, $1,332 million of deposits and $97 million of other liabilities. TD Banknorth consolidates the financial results of Interchange. As the Bank consolidates TD Banknorth on a one month lag, Interchange's results for the nine months ended September 30, 2007 have been included in the Bank’s results for the year ended October 31, 2007.
In 2006, TD Banknorth repurchased 8.5 million of its own shares for $290 million (US$256 million) and the Bank acquired 1 million additional shares of TD Banknorth for $34 million (US$30 million) in the course of open-market purchases. In addition to the TD Banknorth shares acquired by the Bank in relation to the Hudson transaction described above, the Bank began reinvesting in TD Banknorth’s dividend reinvestment program in November 2005 and acquired approximately 5.2 million shares of TD Banknorth pursuant to the program, prior to the completion of the going-private transaction described below.

Going-private Transaction
On April 20, 2007, the Bank completed its privatization of TD Banknorth. Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion). The acquisition has been accounted for by the purchase method. On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth’s shares were delisted from the New York Stock Exchange.
As a result of the transaction, there was a net increase in goodwill and intangibles on the Bank’s Consolidated Balance Sheet at the date of completion of the transaction of approximately $1.5 billion. Other purchase consideration allocation adjustments were not significant. The allocation of the purchase price is subject to finalization.
In the normal course of the Bank’s financial reporting, TD Banknorth is consolidated on a one month lag basis.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	119

As disclosed in the definitive proxy statement of TD Banknorth dated March 16, 2007 with respect to the transaction, the Bank and TD Banknorth had entered into a memorandum of understanding providing for the proposed settlement of the six lawsuits comprising the action In re TD Banknorth Shareholders Litigation, C.A. No. 2557-NC (Del. Ch., New Castle County). Among other things, the proposed settlement provided for the establishment by the Bank of a settlement fund in an aggregate amount of approximately $2.95 million. The proposed settlement was subject to a number of conditions, including final approval by the Delaware Court of Chancery. On July 19, 2007, the Delaware Court of Chancery disapproved the proposed settlement. Accordingly, the settlement will not be completed and former stockholders of TD Banknorth will not receive the proposed settlement amount of approximately US$0.03 per share. Completion of the transaction, which occurred on April 20, 2007, is not affected by the decision of the court. The Bank continues to believe that these lawsuits are without merit and will defend them vigorously.

Hudson United Bancorp
On January 31, 2006, TD Banknorth completed the acquisition of Hudson for total consideration of $2.2 billion (US$1.9 billion), consisting of cash consideration of $1,073 million (US$941.8 million) and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank. TD Banknorth consolidates the financial results of Hudson. The transaction resulted in a dilution loss for the Bank of $72 million in 2006. The acquisition of Hudson by TD Banknorth contributed $6.0 billion of personal/ business loans and mortgages, $3.2 billion of securities, $1.9 billion of goodwill and intangibles, $0.8 billion of other assets, $8.4 billion of deposits and $3.5 billion of other liabilities to the Bank’s Consolidated Balance Sheet.

(c) TD Waterhouse U.S.A. and Ameritrade
On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A., at a fair market value of $2.69 billion to Ameritrade Holding Corporation (Ameritrade) in exchange for a 32.5% ownership in the combined legal entity operating under the name “TD Ameritrade”. The transaction resulted in a net dilution gain on sale of $1.67 billion (US$1.45 billion) after-tax during the year ($1.64 billion pre-tax).
On acquisition, the Bank’s investment in TD Ameritrade less the Bank’s share of TD Ameritrade’s net book value was approximately $3.7 billion and consisted primarily of intangibles (approximately $930 million) and goodwill. In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade’s Canadian brokerage operations for $77 million (US$67 million) cash consideration, which consisted primarily of intangibles and goodwill.
Pursuant to the terms of the TD Ameritrade Stockholders Agreement, the Bank’s beneficial ownership of TD Ameritrade is currently limited to 39.9% of the outstanding voting securities. This limit will increase to 45% in January 2009.
The Bank acquired 44.4 million shares for $939.1 million (US$831.4 million) through open market purchases, which together with TD Ameritrade’s share repurchase program, resulted in the Bank’s beneficial ownership of TD Ameritrade increasing from 32.5% to 39.8% as at October 31, 2006.
TD Ameritrade announced two common stock repurchase programs in 2006 for an aggregate of 32 million shares. As a result of TD Ameritrade’s share repurchase activity, the Bank’s beneficial ownership of TD Ameritrade increased above the ownership cap of 39.9% under the Stockholders Agreement. In accordance with the Bank’s previously announced intention, the Bank sold three million shares of TD Ameritrade during the three months ended July 31, 2007 to bring its beneficial ownership of TD Ameritrade as at July 31, 2007 to 39.9%, from 40.3% as at April 30, 2007. The Bank recognized a gain of $6 million on this sale.
As at October 31, 2007, the Bank’s beneficial ownership of TD Ameritrade was 39.99% due to continued TD Ameritrade share repurchase activity. The Bank intends to sell shares of TD Ameritrade to bring its beneficial ownership of TD Ameritrade to, or under, the ownership cap of 39.9% in accordance with the Stockholders Agreement.
The Bank reports its investment in TD Ameritrade using the equity method of accounting. The fiscal periods of the Bank and TD Ameritrade are not coterminus. The Bank’s equity share of TD Ameritrade’s results from the acquisition date to September 30, 2006, has been reported in the Bank’s results for fiscal 2006, and from October 1, 2006 to September 30, 2007 in the Bank’s results for fiscal 2007.
On September 14, 2006, the Bank announced an arrangement with Lillooet Limited (Lillooet), a company sponsored by Royal Bank of Canada, pursuant to which the Bank hedged the price risk related to 27 million shares of TD Ameritrade common stock. The number of shares hedged and the hedge price were determined based on market conditions over a specified hedging establishment period.
The purpose of the arrangement with Lillooet is to provide the Bank with price protection in the event it decides to increase its beneficial ownership in TD Ameritrade in 2009. The arrangement provides that Lillooet must make a payment to the Bank in early 2009 in the event that the trading price of TD Ameritrade shares is in excess of a specific amount. If the trading price of TD Ameritrade shares is below such amount, the Bank will be required to pay Lillooet an amount related to such difference. The arrangement is scheduled to be settled in 2009, subject to acceleration or early termination in certain circumstances. The arrangement does not provide the Bank any right to acquire, or any voting or other ownership rights with respect to, any shares of TD Ameritrade.
Lillooet is a variable interest entity and the Bank is its primary beneficiary. Accordingly, the Bank has consolidated Lillooet’s financial statements in these Consolidated Financial Statements.
As a result of consolidation, TD Ameritrade shares held by Lillooet have been included in the Bank’s reported investment in TD Ameritrade. At October 31, 2007, Lillooet owned 27 million shares of TD Ameritrade, representing 4.5% of the issued and outstanding shares of TD Ameritrade. The Bank has also recognized the income of TD Ameritrade related to the TD Ameritrade shares owned by Lillooet as at September 30, 2007.
For a description of transactions with TD Ameritrade, see Note 29.

(d) VFC Inc.
Effective May 15, 2006, the Bank owned all of the issued and outstanding common shares of VFC Inc. (VFC), a leading provider of automotive purchase financing and consumer installment loans. The acquisition of VFC’s issued and outstanding common shares resulted in a total purchase consideration of $328 million, comprising cash paid, common shares of the Bank issued and acquisition costs in the amounts of $256 million, $70 million and $2 million, respectively. The acquisition was accounted for by the purchase method. VFC’s results are reported in the Canadian Personal and Commercial Banking segment.
The acquisition of VFC contributed $36 million of cash and cash equivalents, $435 million of loans, $64 million of identifiable intangibles, $8 million of other assets, $325 million of secured debt and $93 million of other liabilities to the Bank’s Consolidated Balance Sheet. The excess of the total purchase consideration over the fair value of the identifiable net assets acquired was allocated entirely to goodwill.

(e) Restructuring of Visa Inc.
As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on October 3, 2007, the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank’s membership interest in Visa Canada Association. The shares the Bank received in Visa Inc. are classified as available-for-sale securities and the Bank recorded an estimated gain of $163 million in other income - other, based on results of an independent valuation of the shares. The gain may be subject to further adjustment based on finalization of the Bank’s ownership percentage in Visa Inc.

120	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results

N O T E 2 9	RELATED-PARTY TRANSACTIONS

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and certain officers are on market terms. The amounts outstanding are as follows:

(millions of Canadian dollars)	2007	2006
Personal Loans, including mortgages	$7	$11
Business Loans	103	40
Total	$110	$51
In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 15, Stock-based Compensation, for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH TD AMERITRADE
Pursuant to a Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of twelve members to TD Ameritrade’s Board of Directors. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

MONEY MARKET DEPOSIT ACCOUNT AGREEMENT
The Bank is party to a money market deposit account (MMDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade money market deposit accounts as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the MMDAs. For providing these services, the Bank paid fees of $592.3 million in 2007 (2006 - $260.6 million).
As at October 31, 2007, amounts receivable from TD Ameritrade were $12.4 million (2006: $2.2 million). As at October 31, 2007, amounts payable to TD Ameritrade were $100.8 million (2006: $18.9 million).

TRANSACTIONS WITH SYMCOR
The Bank has a one-third ownership in Symcor Inc. (Symcor), a North American provider of business process outsourcing services for the financial services industry, including cheque and payment processing, statement production and document management. The Bank accounts for Symcor’s results on an equity accounting basis. During the year, the Bank paid $128.7 million (2006 - $127.4 million) for these services. As at October 31, 2007, the amount payable to Symcor was $11.2 million (2006 - $11.7 million).

N O T E 3 0	SUBSEQUENT EVENTS

MEDIUM TERM NOTES
On November 1, 2007, the Bank issued $2.5 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The notes pay a coupon of 5.382% until November 1, 2012 and the bankers' acceptance rate plus 1.00% thereafter until maturity on November 1, 2017. The notes are redeemable at the Bank's option at par on November 1, 2012. The notes qualify as Tier 2B regulatory capital.

CLASS A FIRST PREFERRED SHARES, SERIES P
On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P shares for gross cash consideration of $250 million. For further details, see Note 13.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Financial Results	121